As filed with the Securities and Exchange Commission on September 11, 2003
Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Western Wireless Corporation

(Exact name of registrant as specified in its charter)

Washington	4813	91-163-8901
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3650 131st Avenue S.E.

Bellevue, Washington 98006
(425) 586-8700
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Jeffrey A. Christianson, Esq.

Senior Vice President, General Counsel and Secretary
Western Wireless Corporation
3650 131st Avenue S.E.
Bellevue, Washington 98006
(425) 586-8700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Barry A. Adelman, Esq.
Friedman Kaplan Seiler & Adelman LLP
1633 Broadway
New York, New York 10019
(212) 833-1100

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price Per	Aggregate	Registration
Securities to be Registered	Registered	Unit(1)	Offering Price(1)	Fee

4.625% Convertible Subordinated Notes due 2023	$115,000,000	100%	$115,000,000	$9,303.50(2)
Class A Common Stock, no par value, underlying the convertible notes	(3)	(3)	(3)	(4)

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 under the Securities Act.

(2)	A registration fee of $40,450 was previously paid in connection with the registration statement on Form S-3 (No. 333-104516) originally filed by the registrant on April 14, 2003 and withdrawn on August 25, 2003. Thus, pursuant to Rule 457(p) under the Securities Act, $9,303.50 out of the filing fee of $40,450 previously paid by the registrant may be applied to the total filing fee of $9,303.50 for this registration statement. As a result, no filing fee is due in connection with this filing.

(3)	Includes 7,440,477 shares of Class A common stock initially issuable upon conversion of the notes at the rate of 64.6998 shares of Class A common stock per $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act, the amount to be registered also includes an indeterminate number of additional shares of Class A common stock issuable upon conversion of the notes, as such amount may be adjusted due to stock splits, stock dividends and anti-dilution provisions, and otherwise in accordance with the indenture governing the notes.

(4)	Pursuant to Rule 457(i) under the Securities Act, no additional registration fee is required in connection with the registration of the registrant’s Class A common stock issuable upon conversion of the notes because no additional consideration will be received by the registrant in connection with the exercise of the conversion privilege.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 11, 2003.

PROSPECTUS

$115,000,000

Western Wireless Corporation

4.625% Convertible Subordinated Notes Due 2023

and
Class A Common Stock Issuable Upon Conversion of the Notes

      This prospectus covers resales from time to time by certain selling security holders of our 4.625% Convertible Subordinated Notes due 2023 and the shares of our Class A common stock issued upon conversion of the notes (7,440,477 shares at the current conversion price, subject to adjustment in certain events). The selling security holders may offer the securities at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices. We will not receive any proceeds from the selling security holders’ sales of these securities.

The Notes

•	We will pay interest on June 15 and December 15 of each year, beginning December 15, 2003, at the rate of 4.625% per year.

•	The notes are convertible by holders into shares of our Class A common stock at a conversion price of $15.456 per share (subject to adjustment in certain events) at any time, unless we previously have redeemed or repurchased the notes or unless the notes have matured. Upon conversion, we may at our option choose to deliver cash in lieu of our Class A common stock as described under the caption “Description of Notes — Conversion Rights.”

•	The notes will mature on June 15, 2023. We may redeem for cash some or all of the notes at any time after June 18, 2013 at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and additional amounts, if any. We also have the right to redeem the notes prior to such date but after June 18, 2006 if the price of our Class A common stock reaches certain levels, as described under the caption “Description of Notes — Redemption of Notes at Our Option.”

•	You may require us to repurchase all or a portion of your notes on June 15, 2013 and June 15, 2018 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest and additional amounts, if any. We may at our option choose to pay the repurchase price for any such notes in cash or in shares of Class A common stock (valued as described in this prospectus). In addition, if we experience specified types of fundamental changes, you may require us to purchase for cash the notes for 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest and additional amounts, if any.

•	The notes are our unsecured obligations and are subordinated in right of payment to all of our senior indebtedness and are effectively subordinated in right of payment to all indebtedness of our subsidiaries.

The Class A Common Stock

•	Our Class A common stock is listed on the Nasdaq National Market under the symbol “WWCA.”

•	On September 10, 2003, the last reported sale price of our Class A common stock was $20.15 per share.

      As a prospective purchaser of these securities, you should carefully consider the discussion of “Risk Factors” that begins on page 6 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved the notes or Class A common stock to be distributed under this prospectus, nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2003

SUMMARY
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
SELLING SECURITY HOLDERS
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 5.1
EXHIBIT 5.2
EXHIBIT 8.1
EXHIBIT 23.3
EXHIBIT 25.1

SUMMARY

      This summary contains basic information about us and the securities. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus and the documents incorporated by reference herein carefully, including the section entitled “Risk Factors” and our financial statements and the related notes, contained elsewhere or incorporated by reference in this prospectus, before making an investment decision.

      As used in this prospectus, the terms “company”, “we”, “our”, “ours”, and “us” may, depending on the context, refer to Western Wireless Corporation or to one or more of its consolidated subsidiaries or to all of them taken as a whole. The term “Western Wireless International,” depending on the context, refers to our subsidiary Western Wireless International Holding Company or to one or more of its subsidiaries (or entities in which it has a minority interest) or to all of them taken as a whole.

Our Company

      We are one of the largest providers of rural wireless communications services in the United States. Our wireless operations are primarily in rural areas due to our belief that there are significant strategic advantages to operating in these areas. We believe rural markets provide growth opportunities greater than those that exist in more densely populated urban areas because these markets typically have lower current penetration rates and less competition.

      On June 30, 2003, we provided wireless services under the CellularONE® and Western Wireless® brand names to approximately 1.2 million subscribers in the western United States using multiple digital and analog technologies. We operate in 88 rural service areas and 18 metropolitan service areas, with a combined population of approximately 10 million people. Our network is one of the nation’s largest rural wireless communications systems, covering approximately 25% of the continental United States in 19 western states. We support our customers through our retail locations throughout our service area and through our call centers in Manhattan, Kansas and Issaquah, Washington. On August 29, 2003, we sold the license and related assets for our Arizona 6 rural service area (where we served approximately 6,000 subscribers) for approximately $23 million in cash.

      In addition, through our subsidiary, Western Wireless International, we are licensed to provide wireless communications services to over 71 million people in eight countries. As of June 30, 2003, Western Wireless International consolidated and unconsolidated subsidiaries served, in aggregate, approximately 1.2 million mobile subscribers. The primary business of Western Wireless International is the delivery of mobile telecommunications services in markets outside of the United States, including Slovenia, Austria, Ireland, Bolivia, Ghana, Haiti, Cote d’Ivoire and Georgia. In certain markets, Western Wireless International’s operating companies also provide other telecommunications services, including fixed line services, wireless local loop, international long distance and Internet access.

      We had income from continuing operations of approximately $16.0 million in the six months ended June 30, 2003. The Company sustained losses from continuing operations of $215.3 million in fiscal 2002 and $143.6 million in fiscal 2001 and had income from continuing operations of $65.4 million in fiscal 2000. At June 30, 2003, we had an accumulated deficit of $1.1 billion and a net capital deficiency of $464.9 million. We may incur additional losses, which could be significant, during the next several years, and there can be no assurance that we will be able to service our debt requirements and other financial needs. For additional risks relating to an investment in us, see the section entitled “Risk Factors” in this prospectus.

      We were organized in 1994. Our principal corporate office is located at 3650 131st Avenue S.E., Bellevue, Washington 98006. Our phone number is (425) 586-8700.

The Offering

Securities Offered	$115,000,000 principal amount of 4.625% Convertible Subordinated Notes due 2023.

Maturity Date	June 15, 2023, unless earlier redeemed, repurchased or converted.

Interest	The notes will accrue interest at the rate of 4.625% per year from June 11, 2003, or from the most recent date to which interest has been paid or duly provided for, and accrued and unpaid interest will be payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2003, to holders of record at the close of business on the June 1 and December 1 immediately preceding such interest payment date. The interest rate will be calculated using a 360-day year comprised of twelve 30-day months.

Conversion Rights	Unless previously redeemed or repurchased, holders may convert all or a portion of their notes prior to the stated maturity in multiples of $1,000 principal amount. For each $1,000 principal amount of notes surrendered for conversion, a holder will receive 64.6998 shares of our Class A common stock or an amount of cash in lieu thereof, as described below. This is equivalent to a conversion price of $15.456 per share of Class A common stock. In lieu of delivering shares of our Class A common stock upon conversion of all or any portion of the notes, we may elect to pay cash for the notes surrendered. If we elect to pay holders cash for their shares, the payment will be based on the average closing sale price of our Class A common stock for the five consecutive trading days immediately following either:

• the date of our notice of election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption specifying that we intend to deliver cash upon conversion thereafter; or

• the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter.

The conversion rate may be adjusted for certain reasons described in “Description of Notes — Conversion Rights.” In the case of notes called for redemption, conversion rights will expire at the close of business on the trading day preceding the date fixed for redemption.

Subordination	The notes are subordinated to our senior debt (as that term is defined in “Description of Notes — Ranking of the Notes”).

The notes are also effectively subordinated in right of payment to all indebtedness and other liabilities and commitments, including trade payables, of our subsidiaries. Further, substantially all of our and our domestic subsidiaries’ assets are pledged as security for the obligations under our Credit Facility. Our subsidiaries do not have any obligation to guarantee or otherwise pay amounts due under the notes; however, our domestic subsidiaries have guaranteed the obligations under our Credit Facility and, accordingly, the rights of the holders of the notes are also effectively subordinated to such guarantees.

As of June 30, 2003, Western Wireless Corporation had an aggregate of $1.7 billion in senior debt outstanding and the aggregate amount of liabilities of our consolidated subsidiaries, excluding intercompany liabilities, was $754.5 million. In July 2003, we prepaid $400 million of indebtedness outstanding under our Credit Facility and issued $600 million in principal amount of 9.250% Senior Notes due 2013. Additionally, in August 2003, we redeemed all of our outstanding 10 1/2% Senior Subordinated Notes due 2006 and 2007 ($383 million in principal amount, in aggregate), which Senior Subordinated Notes were pari passu with the notes. As of June 30, 2003, after giving effect to the partial prepayment of indebtedness outstanding under our Credit Facility and the issuance of our Senior Notes, Western Wireless Corporation had an aggregate of $1.9 billion in senior debt outstanding (consisting of $1.3 billion outstanding under our Credit Facility and $600 million in principal amount of our Senior Notes) and the aggregate amount of liabilities of our consolidated subsidiaries, excluding intercompany liabilities, was $754.5 million. The indenture under which the notes have been issued will not restrict the incurrence of senior debt by us or any of our subsidiaries or our incurrence of other indebtedness. See “Description of Notes — Ranking of the Notes.”

Sinking Fund	None.

Redemption at our Option	We may not redeem the notes at our option prior to June 18, 2006. On or after such date, we may redeem the notes at our option under the following circumstances:

• If the closing sale price of our Class A common stock has exceeded 150% of the then applicable conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption, we may redeem for cash all or a portion of the notes at any time after June 18, 2006, but prior to June 18, 2010, by providing not less than 30 nor more than 60 days’ notice by mail to each registered holder of the notes to be redeemed, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date plus the “make whole” payment described herein.

• If the closing sale price of our Class A common stock has exceeded 125% of the then applicable conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption, we may redeem for cash all or a portion of the notes at any time on or after June 18, 2010, but prior to June 18, 2013, by providing not less than 30 nor more than 60 days’ notice by mail to each registered holder of the notes to be redeemed, at a price equal to

100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

• On or after June 18, 2013, we may redeem for cash all or a portion of the notes at any time by providing not less than 30 nor more than 60 days’ notice by mail to each registered holder of the notes to be redeemed, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

Repurchase at the Option of the Holder	Holders may require us to repurchase their notes on June 15, 2013 and June 15, 2018 at a repurchase price equal to 100% of the principal amount being repurchased plus accrued and unpaid interest and additional amounts, if any, on such notes to, but excluding, the repurchase date. We may at our option choose to pay the repurchase price for any such notes in cash or in shares of Class A common stock (valued as described herein). See “Description of Notes — Repurchase at Option of the Holder” and “Risk Factors — We may not have the financial resources to repurchase the notes upon the occurrence of a “fundamental change” or at the option of a holder.”

Fundamental Change	If a fundamental change (as defined under “Description of Notes — Redemption at Option of the Holder Upon a Fundamental Change”) occurs prior to maturity, holders may require us to redeem all or a portion of their notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date. See “Description of Notes — Redemption at Option of the Holder Upon a Fundamental Change” and “Risk Factors — We may not have the financial resources to repurchase the notes upon the occurrence of a “fundamental change” or at the option of a holder.”

Events of Default	The following are events of default under the indenture for the notes:

• we fail to pay principal or premium, if any, on the notes when due;

• we fail to pay interest or additional amounts, if any, on the notes when due and that default continues for 30 days;

• we fail to comply with or observe in any material respect any other covenants or agreements contained in the indenture or the notes and that failure continues for 60 days after written notice as provided in the indenture;

• we fail to pay any redemption price, repurchase price or fundamental change redemption price (including any accrued and unpaid interest or additional amounts) due with respect to the notes on the date for such payment;

• we fail to provide timely notice of a fundamental change;

• we or any of our restricted subsidiaries fail to pay when due any indebtedness for money borrowed equal to $5.0 million or more; or

• events of bankruptcy, insolvency or reorganization.

See “Description of Notes — Events of Default and Acceleration.”

Trading	There is currently no public market for the notes. We do not plan to list the notes on any securities exchange or to include them in any automated quotation system. See “Risk Factors — An active trading market for the notes may not develop, and the transfer of notes may be restricted.”

Common Stock	The Class A common stock is quoted on the Nasdaq National Market under the symbol “WWCA.”

Use of Proceeds	We will not receive any proceeds from the selling security holders’ sales of these securities.

Risk Factors	You should read the “Risk Factors” section beginning on page 6 of this prospectus, as well as the other cautionary statements throughout the entire prospectus, to ensure that you understand the risks associated with an investment in the notes and Class A common stock.

      For a more complete description of the terms of the notes, see “Description of Notes.” For a more complete description of the Class A common stock, see “Description of Capital Stock.”

RISK FACTORS

      You should read carefully this entire prospectus and the documents incorporated by reference herein before investing in the securities. In addition, you should carefully consider the risk factors described below before investing in the securities. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

      This prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including statements regarding our future financial position or results of operations, are forward–looking statements. Although we believe that the expectations reflected in such forward–looking statements are reasonable, we cannot assure you that such expectations will be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed below and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to the Wireless Industry and Our Company

We have a significant amount of debt, which may limit our ability to raise additional capital to meet our future funding and debt service requirements, including payments on the notes

      As of June 30, 2003, our total long–term indebtedness was approximately $2.6 billion, including a current portion of $263.5 million. Of such indebtedness, approximately $1.7 billion was outstanding under our Credit Facility and approximately $383 million was outstanding under our Senior Subordinated Notes due 2006 and 2007. In July 2003, we issued $600 million in principal amount of 9.250% Senior Notes due 2013. Additionally, in July 2003, we amended our Credit Facility reducing the commitment by $150 million and prepaid $400 million of outstanding indebtedness thereunder, which prepayments were applied in direct order of maturity. In August 2003, we redeemed all of our outstanding Senior Subordinated Notes. Indebtedness under our Credit Facility matures on September 30, 2008. As of June 30, 2003, after giving effect to the partial prepayment of indebtedness outstanding under our Credit Facility, the issuance of our Senior Notes and the redemption of our outstanding Senior Subordinated Notes, our total long-term indebtedness was approximately $2.4 billion, including a current portion of $132.5 million. Substantially all of our and our domestic subsidiaries’ assets are pledged as security for the obligations under our Credit Facility. Our Credit Facility, the indentures for our Senior Notes and the notes contain, and any additional financing agreements may contain, certain restrictive covenants. The restrictions in our Credit Facility and our Senior Notes affect, and in some cases significantly limit or prohibit, among other things, our ability to incur indebtedness, sell assets, make investments and acquisitions, pay dividends and engage in mergers and consolidations. The restrictions in the notes limit, among other things, our ability to engage in mergers and consolidations. Additionally, our Credit Facility requires us to comply with certain financial and operational performance covenants. While we are in compliance with such covenants as of the date hereof, we may need to seek waivers or modifications to remain in compliance. There can be no assurance, however, that we will remain in compliance or will be able to obtain any modifications or waivers which might be required in the future. An event of default under our Credit Facility, our Senior Notes or the notes would allow the lenders to accelerate the maturity of the indebtedness thereunder. In such event, it is likely that all of our indebtedness would become immediately due and payable.

      The continued growth and operation of our business will require additional funding for working capital, debt service, the enhancement and upgrade of our network, the build–out of infrastructure to expand our coverage and possible acquisitions of spectrum licenses. We are currently evaluating other equity and debt financings that we may pursue in the short term. However, the current levels of our debt could limit our ability to obtain future debt or equity financing on terms favorable to us or at all. Our sources of additional capital may include public or private equity and debt financings, including vendor financing. The availability of additional financing is dependent upon the condition of the capital markets and the extent of the additional financing that we may require will depend on the success of our operations. In addition, we must use a substantial portion of our cash flows from operations to make payments of principal and interest on our debt, thereby reducing funds that could be available for working capital, the enhancement and upgrade of our network, the build–out of infrastructure to expand our coverage and possible acquisitions. Additionally, competitive factors, future declines in the United States or international economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and other factors may result in funding requirements in excess of current estimates or an inability to generate sufficient cash flow to meet our debt service obligations, including payments on the notes. The unavailability of such funding could cause us to delay or abandon some of our planned growth and development or to seek to sell assets to raise additional funds, either of which could have a material adverse effect on our business, strategy, operations and financial condition.

      Given that a substantial portion of our assets consists of intangible assets, principally licenses granted by the Federal Communications Commission (“FCC”), the value of which will depend upon a variety of factors (including the success of our business and the wireless communications industry in general), there can be no assurance that our assets could be sold quickly enough, or for sufficient amounts, to enable us to meet our obligations.

      A number of our consolidated international subsidiaries and other international operating companies have credit facilities to finance their operations. As of June 30, 2003, the total long–term indebtedness of our consolidated international subsidiaries to third parties was $328.1 million. This consists primarily of $182.9 million outstanding under our Austrian entity’s term loan, $86.0 million outstanding under our Slovenian entity’s credit facility, and $34.7 million outstanding under our Bolivian entity’s bridge loan.

      The debt facilities of our international operating companies contain certain restrictive covenants and financial covenants. The Slovenian credit facility with our Slovenian entity, which provides telecommunications services under the name Vega, contains certain borrowing conditions and restrictive covenants, including: minimum subscribers; population coverage; certain cash flow requirements; minimum contributed capital; and debt service coverage. Western Wireless International Corporation, a subsidiary of Western Wireless International, has guaranteed the Slovenian credit facility. Additionally, Western Wireless International Corporation has agreed not to sell or dispose of any majority owned subsidiary without the approval of the Slovenian lenders. In May 2003, Western Wireless International contributed an additional $2.9 million in equity to Vega as a result of Vega’s revenue shortfalls during the three months ended March 31, 2003. As of June 30, 2003, Vega is not in compliance with certain covenants, including its network coverage, minimum service revenue and minimum subscriber covenants. As a result, on August 28, 2003, Vega and the participating banks entered into an agreement to amend the credit facility and Western Wireless International Corporation entered into an agreement to guarantee the loan (which guarantee was previously limited to certain circumstances) and agreed to financial and other covenants, including, among other things, an obligation to fund Vega’s revenue shortfalls and restrictions which limit the ability of Western Wireless International Corporation and its subsidiaries to incur indebtedness, grant security interests and enter into guarantees. Under the terms of the amendment, the following changes to the terms of the Slovenian credit facility will be made: (i) all undrawn commitments will be cancelled; (ii) substantially all of Vega’s operating and financial covenants will be eliminated and certain new financial covenants relating to Western Wireless International Corporation and its subsidiaries will be added; (iii) balances of approximately $21.4 million in collateral accounts supporting the existing loan will be utilized to pay down principal; and (iv) the repayment schedule for outstanding borrowings will remain unchanged. The effective date of the amendment is, however, subject to the satisfaction of certain conditions, some of which are required to be satisfied by September 11, 2003. So long as the amendment process is moving forward in an acceptable manner, we believe that no action to accelerate the loans under the Slovenian credit facility will be taken. Based on these facts, we have presented the Slovenian credit facility in the current portion of long–term debt as required by United States generally accepted accounting principles. Once the amendment is effective, the long–term portion of the Slovenian credit facility will be classified as long–term based on the original maturities schedule. However, there can be no assurance that the conditions to the amendment will be satisfied, and in the event they are not satisfied, the outstanding balance under the Slovenian credit facility could become payable upon demand.

      As of June 30, 2003, our Bolivian subsidiary had a bridge loan of $34.7 million, which is due on September 30, 2003. In March 2003, the Overseas Private Investment Corporation approved a $50 million loan guarantee for the refinancing of such bridge loan. The final terms of the Bolivian bridge loan refinancing are still being renegotiated with prospective lenders. We expect, but there can be no assurance, that the Bolivian bridge loan will be refinanced in the third quarter of 2003. Until the Bolivian bridge loan refinancing is finalized, we intend to seek additional extensions of the Bolivian bridge loan maturity date, but there can be no assurance that any necessary extension will be granted.

      We believe that domestic and international operating cash flow and available international loan facilities will be adequate to fund our capital expenditures and working capital requirements. Our domestic and international operating cash flow is dependent upon, among other things: (i) the amount of revenue we are able to generate from our customers; (ii) the amount of operating expenses required to provide our services; (iii) the cost of acquiring and retaining customers; and (iv) our ability to grow our customer base. In order to comply with debt covenants contained in our Credit Facility and our Senior Notes or in the event the amendment does not become effective under the Slovenian credit facility, we are unable to complete the refinancing of the Bolivian bridge loan, or we otherwise do not achieve planned operating cash flow targets, we may be required to curtail capital spending, reduce expenses, or otherwise modify our planned operations and/or seek additional debt or equity at the domestic or international level and/or restructure or refinance our existing financing arrangements. There can be no assurance that such funds or refinancing will be available to us on acceptable terms, if at all.

We historically have sustained losses from continuing operations and we may not remain profitable in the future

      We had income from continuing operations of approximately $16.0 million in the six months ended June 30, 2003, and we sustained losses from continuing operations of $215.3 million in fiscal 2002 and $143.6 million in fiscal 2001 and had income from continuing operations of $65.4 million in fiscal 2000. At June 30, 2003, we had an accumulated deficit of $1.1 billion and a net capital deficiency of $464.9 million. We may incur additional losses, which could be significant, during the next several years, and there can be no assurance that we will be able to service our debt requirements and other financial needs.

We face substantial competition in all aspects of our business

      We operate in highly competitive markets and there is substantial and increasing competition in all aspects of the wireless communication business. Competition for subscribers among wireless communications providers is based principally upon the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Each of our cellular markets faces at least one cellular competitor, such as Verizon, Alltel Corporation or Cingular. Additionally, there are personal communication services and enhanced specialized mobile radio competitors in most of our metropolitan service areas. Continuing industry consolidation has resulted in an increased presence of regional and national wireless operators within our service areas. Many of these national market competitors provide services comparable to ours and because they operate in a wider geographic area are able to offer no or low cost roaming and toll calls over a wider area. In addition, some national wireless operators have recently begun to build small networks in certain of the more densely populated or well-traveled portions of our service areas. The use of national advertising and promotional programs by national wireless operators run in our markets are also a source of additional competitive and pricing pressures even though these operators may not provide service in these markets. We also compete with wireless Internet, paging, dispatch services, resellers and landline telephone service providers in some of our service areas. Increasingly, cellular service is becoming a viable alternative to landline voice services for certain customer segments, putting cellular licensees in direct competition with traditional landline telephone service providers. One or two–way paging services that feature voice messaging and data display, as well as tone only service, may be adequate for potential subscribers who do not need to speak to the caller. Potential users of cellular systems may find their communications needs satisfied by other current and developing technologies.

      If the wireless communications industry continues to consolidate and we do not participate in that consolidation, even stronger competitors may be created. Effective January 1, 2003, the FCC eliminated the spectrum cap and the cellular cross–interest restriction in the larger, urban cellular markets which also may facilitate the creation of larger and more formidable competitors.

      Several of our competitors also operate in multiple segments of the industry. In the future, we expect to face increased competition from entities providing similar services using other communications technologies. The auctioning and subsequent deployment of technology in additional spectrum and the disaggregation of spectrum could also generate new competition for us. While some of these technologies and services are currently operational, others are being developed or may be developed in the future. Given the rapid advances in the wireless communications industry, there can be no assurance that new technologies will not evolve that will compete with our products and services. In addition, a number of our competitors have substantially greater financial, technical, marketing, sales, manufacturing and distribution resources. With so many companies targeting many of the same customers, we may not be able to successfully attract and retain customers and grow our customer base and revenues, and as a result, our profit margins may decrease.

A significant portion of our revenues are derived from roaming and our failure to maintain favorable roaming arrangements could materially adversely affect our future operating results

      Roaming revenues accounted for approximately 22% of our total revenues for the fiscal year ended December 31, 2002 and 18% of our total revenues for the six months ended June 30, 2003. We have roaming agreements with most of the wireless carriers in North America, including AT&T Wireless, Cingular and Verizon. Our largest roaming partner is AT&T Wireless and our roaming agreement with them expires in June 2006. When these agreements expire or are terminated, we may be unable to renegotiate these roaming agreements or to obtain roaming agreements with other wireless providers upon acceptable terms. Further, some competitors may be able to obtain roaming rates and terms that are more favorable than those obtained by us. AT&T Wireless and Cingular have announced their intention to transition their customer bases to a Global System for Mobile Communications platform. In May 2003, we announced the signing of additional long-term roaming agreements with T-Mobile USA, Inc., which expires December 2013, and Cingular, which expires March 2008, to provide Global System for Mobile Communications services to their customers utilizing our network. Further, in July 2003, we announced the signing of an additional Global System for Mobile Communications long-term roaming agreement with AT&T Wireless, which expires December 2006. We expect to begin offering Global System for Mobile Communications roaming services in the fourth quarter of 2003. If we are unable to fulfill our contractual obligations to add a Global System for Mobile Communications platform to our network, maintain and expand our roaming footprint or maintain favorable roaming arrangements with other wireless carriers, our coverage area or the pricing we offer relative to our competitors may not be as attractive. Such an inability would have a material adverse affect on our business, operations and financial condition.

      While our roaming agreements generally require other carriers’ customers to use our network when roaming, our roaming agreements generally do not prevent our roaming partners from acquiring licenses to provide competing services in our markets. Further, our roaming partners could negotiate a roaming agreement in all or portions of our markets with another wireless carrier. If any of our roaming partners were to acquire the required licenses and build networks in our markets or enter into roaming agreements with other wireless carriers that provide competing services in our markets and permit our roaming partners to roam on that other carrier’s network, we could lose a substantial portion of our roaming revenues in those markets, which could have a material adverse effect on our business, operations and financial condition.

Failure to develop future business opportunities, such as wireless data services, and to improve network coverage, quality and capacity within the markets that we currently serve may limit our ability to compete effectively and grow our business

      An important element of our strategy is to bring new telecommunications services, such as wireless data services, to rural America. In general, the development of new services in our industry requires us to anticipate and respond to varied and rapidly changing customer demand. In order to compete successfully against the other participants in the United States wireless industry, we will need to commercialize and introduce new services on a timely basis. The ability to deploy and deliver these services relies, in many instances, on new and unproven technology that will demand substantial capital outlays and spectrum capacity. Our available capital and spectrum may not be sufficient to support these services. We cannot guarantee that devices for such new services or applications for such devices will be commercially available or accepted in the marketplace, and we cannot assure that we will be able to offer these new services profitably. In addition, there could be legal or regulatory restraints on wireless data services as applicable laws and rules evolve. If these services are not successful or if costs associated with implementation and completion of the introduction of these services materially exceed those currently estimated, our ability to retain and attract customers and our operations and financial condition could be materially adversely affected.

      We have essentially completed the network build–out of the markets for which we hold licenses, and are now primarily focused on improving network coverage, quality and capacity within and around the markets we currently serve and completing the expansion of digital Code Division Multiple Access technology throughout our markets. We cannot guarantee that we will be able to do so in a time frame that will permit us to remain competitive at the cost we expect or at all. Failure or delay in improving network coverage, quality and capacity on a timely basis or at all, or increased costs to accomplish such improvement, could have a material adverse effect on our business, strategy, operations and financial condition.

Our FCC licenses are subject to renewal and potential revocation in the event that we violate applicable laws. The loss of any of such licenses could materially and adversely affect our ability to service our customers

      Our licenses are subject to renewal upon the expiration of the ten-year period for which they are granted. Although the FCC has routinely renewed wireless licenses in the past, we cannot provide assurance that no challenges will be brought against our licenses in the future. Violations of the Communications Act of 1934, as amended, or the FCC’s rules could result in license revocations, forfeitures, fines or non–renewal of licenses. We have five cellular licenses that are subject to the renewal process over the next three years. While we believe that each of our cellular licenses will be renewed, there can be no assurance that all of the licenses will be renewed. If any of our licenses are forfeited, revoked or not renewed, we would not be able to provide service in that area unless we contract to resell wireless services of another provider or enter into roaming agreements.

Government regulations determine how we operate, which could increase our costs and limit our growth, revenue and strategy plans

      The FCC regulates the licensing, construction, operation, acquisition and sale of our business, and we are subject to laws and regulations of other federal, state and local government bodies. Future changes in regulation or legislation could impose significant additional costs on us, either in the form of direct out of pocket costs or additional compliance obligations, or subject us to sanctions, which may have a material adverse effect on our business. Additionally, Congress’ and the FCC’s continued allocation of additional spectrum for commercial mobile radio service, which includes cellular and personal communication services and specialized mobile radio, could significantly increase competition.

      The rapid growth and penetration of wireless services has prompted the interest of the FCC, state legislatures and state public utility commissions to oversee certain practices by the wireless industry. These practices are generally in the form of efforts to regulate customer billing, termination of service arrangements, advertising, filing of “informational” tariffs, certification of operation, and other areas. While the Communications Act of 1934, as amended, generally preempts state and local governments from regulating the entry of, or the rates charged by, wireless carriers, a state has authority to regulate “other terms and conditions” of service offerings by commercial mobile radio service providers. The FCC has determined that the Communications Act of 1934, as amended, does not preempt state damage claims as a matter of law, but whether a specific damage award is prohibited would depend upon the facts of a particular case. This ruling may affect the number of class action suits brought against commercial mobile radio service providers and the amount of damages awarded by courts.

      Individual states may also petition the FCC for permission to regulate the rates of commercial mobile radio service providers. The FCC has denied petitions from several states seeking to impose such regulations. Several states have also proposed or enacted consumer protection regulations on commercial mobile radio service providers. For example, do-not-call legislation is either proposed or has been enacted in all 50 states. In addition, the California public utility commission has proposed extensive consumer protection and privacy regulations for all telecommunications carriers. For example, the California Public Utility Commission is considering adopting a consumer Bill of Rights designed to protect residential and small business customers. We believe that, if adopted, the rules will significantly alter our business practices in California with respect to nearly every aspect of the carrier-customer relationship, including solicitations, marketing, activations, billing and customer care. The California public utility commission is also contemplating rules to address other service quality issues, including service repair, service outages and toll operator answering time that could apply to commercial mobile radio service providers. Such regulations, if approved, could expose carriers to increased legal responsibility for states’ varying standards of service quality and may materially impact our operating costs.

      At the local level, wireless facilities typically are subject to zoning and land use regulation, and may be subject to fees for use of public rights of way. Although local and state governments cannot categorically prohibit the construction of wireless facilities in any community, or take actions that have the effect of prohibiting construction, securing state and local government approvals for new tower sites may become a more difficult and lengthy process.

      Cellular licensees are subject to certain Federal Aviation Administration regulations regarding the location, marking/ lighting and construction of towers. Each tower requiring FAA notification also requires tower registration with the FCC. In addition, our facilities may be subject to regulation by the Environmental Protection Agency and the environmental regulations of the FCC under the National Environmental Policy Act and of certain states and localities.

      The FCC does not presently specify the rates commercial mobile radio service providers may charge for their services, nor does it require the filing of tariffs for wireless operations. However, the FCC has the authority to regulate the rates, terms and conditions under which wireless carriers provide service because commercial mobile radio service providers are statutorily considered to be common carriers and thus are required to charge just and reasonable rates and are not allowed to engage in unreasonable discrimination. The FCC has adopted rules governing charges for long distance service (e.g., rate integration) and use of customer proprietary network information, but these rules have been vacated by the courts and are now subject to further FCC review. Additionally, the FCC has adopted rules governing billing practices and access to wireless services by the disabled. While none of these existing requirements have a material impact on our operations, there is no assurance that future regulatory changes may not materially impact us.

Concerns about health and safety risks may discourage use of wireless services, result in liability issues and materially adversely affect our business

      Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids and medical devices.

      The Food and Drug Administration has issued guidelines for the use of wireless phones by pacemaker wearers. The FCC’s safety limits for human exposure to radio frequency emissions went into effect September 1, 2000. After September 1, 2000, if any facility, operation or device is found to be non-compliant with radio frequency emissions guidelines, and if any required environmental assessment has not been filed, penalties ranging from fines to license forfeiture may be imposed.

      Several lawsuits have been filed against us, other wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Some of these lawsuits allege other related claims, including negligence, strict liability, conspiracy and the misrepresentation of or failure to disclose these alleged health risks. The complaints seek substantial monetary damages as well as injunctive relief. The defense of these lawsuits may divert our management’s attention, we may incur significant expenses in defending these lawsuits and we may be required to pay significant awards or settlements.

      Additional studies of health effects of wireless services are ongoing and new studies are anticipated. If such further research establishes any link between the use of handsets and health problems, such as brain cancer, then usage of, and demand for our services may be significantly reduced, and we could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on our business, operations and financial condition.

      We may also be subject to potential litigation relating to the use of handsets and wireless data devices while driving. Some studies have indicated that using these devices while driving may impair drivers’ attention. Legislation has been proposed in the United States Congress and many state and local legislative bodies to restrict or prohibit the use of wireless phones while driving motor vehicles. To date, New York State and some municipalities in the United States, including Brooklyn, Ohio; Conshohocken, Pennsylvania; Hilltown Township, Pennsylvania; Lebanon, Pennsylvania; and Marlboro, New Jersey, have passed laws restricting the use of handsets, and similar laws have been enacted in other countries. Additionally, some jurisdictions have passed laws restricting the use of handsets by persons such as school bus drivers and novice drivers. These laws or, if passed, other laws prohibiting or restricting the use of wireless handsets while driving, could reduce sales, usage and revenues, any or all of which could have a material adverse effect on our business, operations and financial condition.

      Finally, we cannot be certain that we or the wireless industry in general may not be subject to litigation should a situation arise in which damage or harm occurs as a result of interference between a commercial mobile radio service provider such as us and a public safety licensee, such as a “911” emergency operator, or any failure of any such “911” emergency call while using our network.

Control by management may discourage potential acquisitions of our business and may have a depressive effect on the market price for our Class A Common Stock

      Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Each share of Class B common stock is convertible at any time into one share of Class A common stock. John W. Stanton and Theresa E. Gillespie, our Chairman and Chief Executive Officer and our Vice Chairman, respectively, are husband and wife and beneficially represent 47.2% of the combined voting power of the common stock. Such voting control by such holders and certain provisions of Washington law affecting acquisitions and business combinations, which we have incorporated into our articles of incorporation, may discourage certain transactions involving an actual or potential change of control of us, including transactions in which the holders of Class A common stock might receive a premium for their shares over the then-prevailing market price, and may have a depressive effect on the market price for Class A common stock.

Western Wireless International operates in certain countries with significant political, social and economic uncertainties which could have a material adverse effect on its operations in these countries

      Western Wireless International accounted for approximately 26% and 33% of our total revenues for the fiscal year ended December 31, 2002 and the six months ended June 30, 2003, respectively. We operate in countries in Eastern Europe, a republic of the former Soviet Union, Africa, the Caribbean and South America. These countries face significant political, social and/or economic uncertainties which could have a material adverse effect on our operations in these areas. These uncertainties include:

•	possible internal military conflicts and/or civil unrest fueled by economic and social crises in those countries;

•	political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions;

•	pervasive regulatory control of the state over the telecommunications industry; and

•	the failure by government entities to meet their outstanding foreign debt repayment obligations.

      We cannot assure you that the pursuit of economic reforms by the governments of any of these countries will continue or prove to be ultimately effective, particularly in the event of a change in leadership, social or political disruption or other circumstances affecting economic, political or social conditions.

Western Wireless International encounters enhanced economic, legal and physical risks by operating abroad

      Western Wireless International runs a number of risks by investing in foreign countries including:

•	loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	involuntary changes to the licenses issued by foreign governments;

•	changes in foreign and domestic laws and policies that govern operations of overseas-based companies;

•	amendments to, or different interpretations or implementations of, foreign tax laws and regulations that could adversely affect the profitability after tax of our joint ventures and subsidiaries;

•	criminal organizations in certain of the countries in which we operate that could threaten and intimidate our businesses; and

•	high levels of corruption and non-compliance with the law exist in many of the countries in which we operate businesses.

Certain of the government licenses on which Western Wireless International depends could be canceled or revoked, impairing the development of Western Wireless International’s operations in these countries, and making Western Wireless International liable for substantial penalties

      The licensing, construction, operation and ownership of communications systems, and the granting and renewal of applicable licenses and radio frequency allocations, are regulated by governmental entities in each of the countries in which Western Wireless International’s operating companies conduct business. Its failure or inability to renew these licenses may have a material adverse effect on our operations. In Europe, the licenses which allow Western Wireless International’s operating companies to provide wireless services were initially granted for terms of 15 or 20 years and in some cases there are not explicit provisions in the licenses which provide for renewal. Under the terms of the Ghana license, Western Wireless International’s operating company was required to meet certain customer levels and build-out requirements by February 2002. This company was unable to meet the required customer levels due to the inability of the regulator to provide spectrum and enforce interconnection with the incumbent telephone company and the National Communication Authority of Ghana has assessed a penalty claim of $71 million for not meeting these build-out requirements. Western Wireless International has contested this fine on the basis that the government and the National Communication Authority failed to deliver the key commitments of spectrum and interconnection and does not believe the enforcement of these penalties is probable, although there can be no assurance as to what actions the government may take.

Western Wireless International’s operating results will be impacted by foreign currency fluctuations

      Western Wireless International is exposed to risk from fluctuations in international economic conditions and foreign currency rate fluctuations which could have a material impact on its results of operations and financial condition. Certain of our international subsidiaries have functional currencies other than the United States dollar and their assets and liabilities are translated into United States dollars at exchange rates at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Accordingly, a depreciation in the United States dollar would result in an increase in our net loss.

If we lose any member of our management team, our business could suffer

      We depend on the continued services of our management team. If we fail to retain the services of any member of our senior management, our operating results may be adversely affected.

Risks Relating to the Securities

The notes are unsecured and are subordinated to our senior indebtedness and the existing and future liabilities of our subsidiaries

      The notes are subordinated and, as a result, the payment of the principal, premium, if any, interest and additional amounts, if any, on the notes, including amounts payable on any redemption or repurchase, are subordinated to the prior payment in full, in cash or other form of payment satisfactory to holders, of all of our senior debt (as defined in the indenture pursuant to which the notes were issued). The notes are also effectively subordinated in right of payment to all indebtedness and liabilities and commitments, including trade payables, of our subsidiaries. Further, substantially all of our and our domestic subsidiaries’ assets are pledged as security for the obligations under our Credit Facility. Our principal operations are conducted through our subsidiaries, and we are therefore dependent upon the cash flow of our subsidiaries to meet our obligations under the notes. Our subsidiaries do not have any obligation to guarantee or otherwise pay amounts due under the notes; however, our domestic subsidiaries have guaranteed the obligations under our Credit Facility; and, accordingly, the rights of the holders of the notes are also effectively subordinated to such guarantees. Any right of Western Wireless Corporation to receive assets of any subsidiary upon any liquidation or reorganization of that subsidiary (and the consequent right of holders of the notes to receive the proceeds from the sale or liquidation of those assets) will be effectively subordinated to the claims of the subsidiary’s creditors, except to the extent that Western Wireless Corporation itself is recognized as a creditor of the subsidiary, and the rights of the holders of the notes will also be effectively subordinated to the domestic subsidiary guarantees of the obligations under our Credit Facility. As of June 30, 2003, Western Wireless Corporation had an aggregate of $1.7 billion in senior debt outstanding and the aggregate amount of liabilities of our consolidated subsidiaries, excluding intercompany liabilities, was $754.5 million. In July 2003, we prepaid $400 million of indebtedness outstanding under our Credit Facility and issued $600 million in principal amount of Senior Notes. Additionally, in August 2003, we redeemed all of our outstanding Senior Subordinated Notes ($383 million in principal amount, in aggregate), which Senior Subordinated Notes were pari passu with the notes. As of June 30, 2003, after giving effect to the partial prepayment of indebtedness outstanding under our Credit Facility and the issuance of our Senior Notes, Western Wireless Corporation had an aggregate of $1.9 billion in senior debt outstanding (consisting of $1.3 billion outstanding under our Credit Facility and $600 million in principal amount under our Senior Notes) and the aggregate amount of liabilities of our consolidated subsidiaries, excluding intercompany liabilities, was $754.5 million.

      In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding–up, liquidation, reorganization or other bankruptcy proceeding, holders of senior indebtedness will have a prior claim to all of our assets. Holders of the notes will participate ratably with all holders of indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of senior indebtedness.

We may not have the financial resources to repurchase the notes upon the occurrence of a “fundamental change” or at the option of a holder

      If a “fundamental change” of Western Wireless Corporation under the indenture for the notes occurs prior to maturity, holders may require us to redeem all or a portion of their notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date. In addition, holders may require us to repurchase their notes on June 15, 2013 and June 15, 2018. It is possible that we will not have, nor have access to, sufficient funds at the time of any such repurchase request or fundamental change to make the required repurchase of the notes. The terms of our Credit Facility and Senior Notes would currently prohibit us from repurchasing the notes under these circumstances. In addition, we may enter into debt agreements in the future which restrict or prohibit such repurchases or require us to pay such debt upon occurrence of a fundamental change. Further, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a fundamental change under the indenture.

An active trading market for the notes may not develop, and the transfer of notes may be restricted

      There is currently no public market for the notes. We do not plan to list the notes on any securities exchange or to include them in any automated quotation system. We cannot assure you as to the liquidity of any markets that may develop for the notes, the ability of holders of the notes to sell their notes or the price at which holders would be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our Class A common stock and the market for similar securities.

      We have the right in certain circumstances, pursuant to the registration rights agreement we entered into in connection with the issuance of the notes, to suspend the use of the shelf registration statement pursuant to which the notes and the shares of Class A common stock issuable upon conversion of the notes are registered. In the event of such a suspension, you would not be able to sell any notes or the shares of Class A common stock issuable upon conversion of the notes pursuant to the registration statement of which this prospectus is a part.

We do not expect to pay cash dividends in the foreseeable future

      We have never declared or paid any cash dividends on our Class A common stock and do not currently intend to do so. Under the provisions of our bank credit agreement and indentures, our ability to pay cash dividends on or repurchase our Class A common stock is restricted. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to limitations under applicable law, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

The value of the conversion right associated with the notes may be substantially lessened or eliminated if we are party to a merger, consolidation or other similar transaction

      If we are party to a merger, consolidation or binding share exchange or transfer or lease of all or substantially all of our assets pursuant to which our Class A common stock is converted into the right to receive, cash, securities or other property at the effective time of the transaction, the right to convert notes into our Class A common stock will be changed into the right to convert notes into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the effective time. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger, subject to each holder’s right to require us to repurchase their notes as described herein, each note would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

Changes in our credit ratings or the financial and credit markets could adversely affect the market price of the notes

      The market price of the notes will be based on a number of factors, including:

•	our ratings with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

      The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. We cannot assure you that credit rating agencies will maintain their ratings on the Company or the notes. A negative change in our ratings could have an adverse effect on the market price of the notes.

Conversion of the notes will dilute the ownership interests of existing shareholders

      The conversion of some or all of the notes will dilute the ownership interest of existing shareholders. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our Class A common stock.

The trading value of the notes is significantly affected by the market price of our Class A common stock and other factors, and our stock price has been and is likely to continue to be volatile and could decline substantially

      The trading value of the notes is affected significantly by the market price of our Class A common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. The market price of our Class A common stock has been volatile in the past and is likely to continue to be volatile and could be subject to wide fluctuations and could decline substantially in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	variations in our operating results from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	changes in laws and regulations affecting the telecommunications industry;

•	announcements of significant claims or proceedings against us;

•	changes in market valuations of us or other telecommunications companies;

•	announcements of technological innovations or new services by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	adverse changes in general market conditions or economic trends;

•	future sales of our Class A common stock; and

•	volume fluctuations.

SPECIAL NOTE REGARDING FORWARD–LOOKING STATEMENTS

      Statements made in this prospectus or in any documents incorporated by reference in this prospectus that are not based on historical fact, including, without limitation, statements containing the words “believes”, “may”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to a number of risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control and which may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward–looking statements. Such factors include, among others:

•	general economic and business conditions, nationally, internationally and in the regions and countries in which we operate;

•	demographic changes;

•	technology changes;

•	increased competition;

•	changes in business strategy or development plans;

•	our high leverage and our ability to access capital markets;

•	our ability to attract and retain qualified personnel;

•	existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

•	our ability and the cost of acquiring additional spectrum licenses;

•	product liability and other claims asserted against us; and

•	other factors referenced in this prospectus, including, without limitation, factors discussed under the captions “Summary” and “Risk Factors” or elsewhere in our reports filed with the Securities and Exchange Commission.

      Given these uncertainties, we caution you not to place undue reliance on such forward-looking statements. We also disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Year Ended December 31,									Six Months
										Ended June 30,
	1998		1999		2000	2001		2002		2003

Ratio of earnings to fixed charges	0.90	(1)	0.65	(1)	1.42	0.04	(1)	0.33	(1)	1.39

(1)	The deficiency of earnings to cover fixed charges for the year ended December 31, 1998 was $9.09 million, for the year ended December 31, 1999 was $35.20 million, for the year ended December 31, 2001 was $156.75 million, and for the year ended December 31, 2002 was $106.46 million.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling security holder of their notes or the shares of Class A common stock issuable upon conversion of the notes. See “Selling Security Holders.”

SELLING SECURITY HOLDERS

      We originally issued the notes in a private placement in June 2003. The notes were resold by the initial purchasers of the notes in the United States to persons reasonably believed by them to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Selling security holders, including their transferees, pledgees, donees or successors, may from time to time offer and sell the notes and the underlying shares of Class A common stock pursuant to this prospectus.

      The table below sets forth the name of each selling security holder, the principal amount of notes that each selling security holder may offer pursuant to this prospectus and the number of shares of Class A common stock into which such notes are convertible. Unless set forth below, none of the selling security holders has had within the past three years any material relationship with us or any of our affiliates.

      We have prepared the table based on information given to us by the selling security holders on or before September 10, 2003. Because the selling security holders may offer, pursuant to this prospectus, all or some portion of the notes or Class A common stock listed below, no estimate can be given as to the amount of notes or Class A common stock that will be held by the selling security holders upon consummation of any sales or upon termination of the offering. In addition, the selling security holders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

      Information about selling security holders may change over time. Any changed information given to us by the selling security holders will be set forth in prospectus supplements or amendments to this prospectus, if required.

	Principal		Number of
	Amount of Notes	Percentage	Shares of Class A	Percentage of
	Beneficially	of Notes	Common Stock that	Common Stock
Name and Address	Owned and Offered	Outstanding(1)	May be Sold(2)	Outstanding(3)(4)

Bank of America Pension Plan(6)	3,200,000	2.7%	207,039	*
Barclays Global Investors Limited(6)	1,000,000	*	64,699	*
BP Amoco Fund PLC(7)	411,000	*	26,591	*
Citigroup Global Markets(8)	10,950,000	9.5%	708,462	*
DeepRock & Co.(6)	1,500,000	1.3%	97,049	*
DuckBill & Co.(6)	1,000,000	*	64,699	*
General Motors Welfare Benefit Trust(6)	1,000,000	*	64,699	*
GMAM Group Pension Trust(6)	1,000,000	*	64,699	*
Grace Convertible Arbitrage Fund, Ltd.(9)	5,000,000	4.3%	323,499	*
HFR TQA Master Trust(10)	334,000	*	21,609	*
Hotel Union & Hotel Industry of Hawaii Pension Plan(7)	160,000	*	10,351	*
Jefferies & Company Inc.(7)	3,000	*	194	*
John Deere Pension Trust(6)	1,000,000	*	64,699	*
LDG Limited(10)	279,000	*	18,051	*
Lexington Vantage Fund c/o TQA Investors, L.L.C.(10)	79,000	*	5,111	*
Peoples Benefit Life Insurance Company TEAMSTERS(6)	7,000,000	6.0%	452,898	*
Retail Clerks Pension Trust(6)	1,500,000	1.3%	97,049	*
Retail Clerks Pension Trust #2(6)	1,000,000	*	64,699	*

	Principal		Number of
	Amount of Notes	Percentage	Shares of Class A	Percentage of
	Beneficially	of Notes	Common Stock that	Common Stock
Name and Address	Owned and Offered	Outstanding(1)	May be Sold(2)	Outstanding(3)(4)

Sphinx Convertible Arb Fund SPC(7)	148,000	*	9,575	*
Sphinx Fund c/o TQA Investors, L.L.C.(10)	93,000	*	6,017	*
SSI Blended Market Neutral L.P.(7)	257,000	*	16,627	*
St. Albans Partners Ltd.(6)	8,250,000	7.2%	533,773	*
TQA Master Fund, Ltd.(10)	4,514,000	3.9%	292,054	*
TQA Master Plus Fund, Ltd.(10)	3,586,000	3.1%	232,013	*
Viacom Inc. Pension Plan Master Trust(7)	14,000	*	905	*
Xavex — Convertible Arbitrage 7 Fund c/o TQA Investors, L.L.C.(10)	609,000	*	39,402	*
Yield Strategies Fund I, L.P.(6)	2,000,000	1.7%	129,399	*
Yield Strategies Fund II, L.P.(6)	2,000,000	1.7%	129,399	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o SSI Investment Management Inc.(6)	1,007,000	*	62,152	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, L.L.C.(10)	506,000	*	32,738	*
Any other holder of notes or future transferee, pledgee, donee or successor of any holder(11)	55,600,000	48.3%	3,597,308	4.3%

TOTAL	$115,000,000	100.0%	7,440,477(5)	8.6%

*	Less than 1%.

(1)	The percentage of notes outstanding beneficially owned by each selling security holder is based on $115,000,000 aggregate principal amount of notes outstanding.

(2)	Assumes conversion of all of the holder’s notes at a conversion rate of 64.6998 shares of Class A common stock per $1,000 principal amount of the notes and a cash payment in lieu of any fractional share interest. However, this conversion rate will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of Class A common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Calculated based on 79,288,932 shares of common stock (including 72,496,211 shares of Class A common stock and 6,792,721 shares of Class B common stock, which are convertible into shares of Class A common stock on a share-for-share basis) outstanding as of June 30, 2003. In calculating this amount for a particular holder, we treated as outstanding that number of shares of Class A common stock issuable upon conversion of that particular holder’s note(s), but we did not assume the conversion of any other holder’s note(s).

(4)	Assumes that all holders of the notes, or any future transferees, pledgees, donees or successors of or from such holders of the notes, do not beneficially own any Class A common stock other than the Class A common stock issuable upon conversion of the notes at the initial conversion rate.

(5)	Column does not add up correctly because the fractional shares to which the holders would be entitled (and in lieu of which would receive a cash payment) have been disregarded.

(6)	Camden Asset Management, L.P. has investment control over the securities that this selling security holder beneficially owns.

(7)	Mr. John Gottfurcht, Mr. George Douglas and Ms. Amy Jo Gottfurcht have investment control over the securities that this selling security holder beneficially owns.

(8)	Citigroup Global Markets is a wholly owned subsidiary of Citigroup Inc. Citigroup Global Markets was an initial purchaser of the notes from us. Citigroup Global Markets purchased the notes listed on this table for its own account and not for purposes of distribution.

(9)	Bradford T. Whitmore and Michael Blailov have investment control over the securities that this selling security holder beneficially owns.

(10)	TQA Investors L.L.C. has investment control over the securities that this selling security holder beneficially owns.

(11)	Information about other selling security holders will be set forth in prospectus supplements or amendments to this prospectus, if required.

      To the extent that any of the selling security holders identified above are broker-dealers, they are deemed to be, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

      With respect to selling security holders that are affiliates of broker-dealers, we believe that such entities acquired their notes or the underlying shares of Class A common stock in the ordinary course of business and that, at the time of the purchase of the notes or the underlying shares of Class A common stock, such selling security holders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the underlying shares of Class A common stock. To the extent that we become aware that such entities did not acquire their notes or the underlying shares of Class A common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post–effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

      Only selling security holders identified above who beneficially own the principal amount of the notes set forth opposite each such selling security holder’s name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes or the underlying shares of Class A common stock by any holder not identified above, the registration statement of which this prospectus forms a part will be amended by a post–effective amendment or prospectus supplement to set forth the name and aggregate amount of notes beneficially owned by the selling security holder intending to sell such notes or the underlying shares of Class A common stock and the aggregate amount of notes or the number of shares of the underlying shares of Class A common stock to be offered, as well as additional information about such selling security holders.

DESCRIPTION OF NOTES

      We issued $115,000,000 aggregate principal amount of 4.625% Convertible Senior Notes due 2023 in private placements on June 11, 2003 and June 17, 2003. The notes were issued under an indenture dated as of June 11, 2003, between us, as issuer, and The Bank of New York, as trustee. The notes and the shares of Class A common stock issuable upon conversion of the notes are covered by a registration rights agreement. The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, the notes and the registration rights agreement, which are included as exhibits to the registration statement of which this prospectus is a part. Wherever particular provisions or defined terms of the indenture or the notes are referred to, such provisions or defined terms are incorporated in this prospectus by reference, and the statements herein are qualified in their entirety by such reference.

      As used in this “Description of Notes” section, references to “Western Wireless,” “we,” “our” or “us” refer solely to Western Wireless Corporation and not to our subsidiaries, unless the context otherwise requires.

General

      The notes are limited to $115,000,000 aggregate principal amount. The notes will mature on June 15, 2023. The notes will accrue interest at the rate of 4.625% per year from June 11, 2003, or from the most recent date to which interest has been paid or duly provided for, and accrued and unpaid interest and additional amounts, if any, will be payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2003, to holders of record at the close of business on the June 1 and December 1 immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase or redemption date). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, Sunday or day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close. The interest rate will be calculated using a 360–day year comprised of twelve 30-day months.

      The indenture does not limit the amount of other indebtedness or securities that may be issued by us or any of our subsidiaries. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of senior debt or the issuance or repurchase of our securities (other than the issuance or repurchase of the notes). The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control except to the extent described under “— Redemption at Option of the Holder Upon a Fundamental Change.”

Methods of Receiving Payments on the Notes

      Principal of, premium, if any, interest and additional amounts, if any, on the notes will be payable at the office or agency maintained for such purpose or, at our option, may be paid in same–day funds by wire transfer to an account maintained by the payee located inside the United States (if the trustee shall have received proper wire transfer instructions from such payee not later than the related interest payment date, maturity date, redemption date or repurchase date) or, if no such instructions have been received, by check drawn on a bank in New York City mailed to the payee at its address set forth on the registrar’s books. Until otherwise designated by us, the office or agency maintained for such purpose will be the principal corporate trust office of the trustee in the Borough of Manhattan, The City of New York.

Ranking of the Notes

      The notes are subordinated and, as a result, the payment of the principal, premium, if any, interest and additional amounts, if any, on the notes, including amounts payable on any redemption or repurchase, are subordinated to the prior payment in full, in cash or other form of payment satisfactory to holders, of all of our senior debt (as defined below). The notes are also effectively subordinated in right of payment to all indebtedness and other liabilities and commitments, including trade payables, of our subsidiaries. Further, substantially all of our and our domestic subsidiaries’ assets are pledged as security for the obligations under our Credit Facility. Our subsidiaries do not have any obligation to guarantee or otherwise pay amounts due under the notes; however, our domestic subsidiaries have guaranteed the obligations under our Credit Facility and, accordingly, the rights of the holders of the notes are also effectively subordinated to such guarantees. As of June 30, 2003, Western Wireless Corporation had an aggregate of $1.7 billion in senior debt outstanding and the aggregate amount of liabilities of our consolidated subsidiaries, excluding intercompany liabilities, was $754.5 million. In July 2003, we prepaid $400 million of indebtedness outstanding under our Credit Facility and issued $600 million in principal amount of Senior Notes. Additionally, in August 2003, we redeemed all of our outstanding Senior Subordinated Notes ($383 million in principal amount, in aggregate), which Senior Subordinated Notes were pari passu with the notes. As of June 30, 2003, after giving effect to the partial prepayment of indebtedness outstanding under our Credit Facility and the issuance of our Senior Notes, Western Wireless Corporation had an aggregate of $1.9 billion in senior debt outstanding (consisting of $1.3 billion outstanding under our Credit Facility and $600 million in principal amount of our Senior Notes) and the aggregate amount of our liabilities of consolidated subsidiaries, excluding intercompany liabilities, was $754.5 million.

      “Senior debt” is defined in the indenture to mean the principal of, premium, if any, and interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us whether or not a claim for post petition interest is allowed in such proceeding) on:

•	our indebtedness created pursuant to our bank credit facility and all other obligations thereunder or under the notes, security documents, pledge agreements, interest hedge agreements or other agreements or instruments executed in connection therewith;

•	our indebtedness created pursuant to any vendor financing incurred for the acquisition, construction or improvement by us or any restricted subsidiary of assets in the wireless communications business;

•	our every obligation for money borrowed;

•	our every obligation evidenced by bonds, debentures, notes or similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	our every reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities issued for our account;

•	our every obligation as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

•	our every obligation to pay rent or other payment amounts with respect to any sale and leaseback transaction to which we are a party;

•	every obligation of the type referred to in the five immediately preceding clauses of another person and all dividends of another person, the payment of which, in either case, we have guaranteed or are responsible or liable, directly or indirectly, as obligor, guarantor or otherwise; and

•	amendments, renewals, extensions, modifications, refinancings and refundings of any indebtedness described in the above clauses of this definition.

      Senior debt does not include:

•	any indebtedness owed to a person when such person is our restricted subsidiary;

•	any indebtedness which by the terms of the instrument creating or evidencing the same is not superior in right of payment to the notes;

•	any indebtedness incurred in violation of the indenture (but, as to any such indebtedness, no such violation will be deemed to exist for purposes of this clause if the holders of such indebtedness or their representative and the trustee receive an officers’ certificate from us to the effect that the incurrence of such indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate the indenture); or

•	any indebtedness which is subordinated in right of payment in respect to any other of our indebtedness.

      We may not make any payment on account of principal, premium, if any, interest or additional amounts, if any, on the notes, or redeem or repurchase the notes, if either of the following events occur:

•	we default in our obligations to pay principal, premium, if any, interest or any other amounts on any senior debt, including a default under any redemption or repurchase obligation, and the default continues beyond any grace period that we may have to make those payments; or

•	any other default occurs and is continuing on any designated senior debt (as defined below) and (i) the default permits the holders of the designated senior debt to accelerate its maturity and (ii) the trustee and we have received a written notice (a “payment blockage notice”) of the default from the administrative agent in respect of the designated senior debt, if any, or if there is no outstanding designated senior debt, any representative of a holder of senior debt.

      If payments on the notes have been blocked by a payment default on senior debt, payments on the notes may resume when the payment default has been cured, waived or ceases to exist. If payments on the notes have been blocked by a nonpayment default, payments on the notes may resume on the earlier of (i) the date the nonpayment default is cured, waived or ceases to exist and any acceleration of senior debt shall have been rescinded or annulled or the senior debt to which such nonpayment default relates shall have been discharged or (ii) the 179th day after receipt of such payment blockage notice.

      No more than one payment blockage period may be commenced with respect to the notes during any 360–day period and there shall be a period of at least 181 consecutive days in each 360-day period when no payment blockage period is in effect. No nonpayment default that was known to the holders of senior debt to exist or be continuing on the date of commencement of any payment blockage period shall be, or be made, the basis for the commencement of a subsequent payment blockage period by an administrative agent for the designated senior debt unless such nonpayment default shall have been cured for a period of not less than 90 consecutive days.

      “Designated senior debt” means our indebtedness under our bank credit facility.

      In addition, upon any acceleration of the principal due on the notes as a result of an event of default described below or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization (whether voluntary or involuntary), marshaling of assets, assignment for the benefit of creditors, or any bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, interest, fees and other amounts due on all senior debt must be paid in full before you are entitled to receive any payment. By reason of such subordination, in the event of insolvency, our creditors who are holders of senior debt are likely to recover more, ratably, than you are, and you are likely to experience a reduction or elimination of payments on the notes.

      In addition, the notes will be “structurally subordinated” to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This occurs because our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and the right of the holders of the notes to thereby participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. Even to the extent we are recognized as a creditor of such subsidiary, our claims would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

      The indenture does not place a limit on our ability to incur senior debt or on our ability, or the ability of any of our subsidiaries, to incur any other type of indebtedness.

Conversion Rights

      The holders of notes may at any time on or before the close of business on the last trading day prior to the maturity date, subject to prior redemption or repurchase, convert any notes or portions thereof (in denominations of $1,000 or integral multiples of $1,000) into our Class A common stock. In the case of notes called for redemption, conversion rights will expire at the close of business on the trading day preceding the date fixed for redemption, unless we default in the payment of the redemption price, in which case the conversion right will terminate at the close of business on the date such default is cured. In the event any holder exercises its right to require us to repurchase notes upon a fundamental change, such holder’s conversion right will terminate on the close of business on the 30th day after the date of our fundamental change notice, unless we default on the payment due upon repurchase or the holder elects to withdraw the submission of election to repurchase.

      The initial conversion rate is 64.6998 shares of Class A common stock per $1,000 principal amount of each note, subject to adjustment upon the occurrence of any of the events described below. The initial conversion rate is equivalent to a conversion price of $15.456 per share of Class A common stock. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing sale price of our Class A common stock on the trading day immediately preceding the conversion date. Upon a conversion, we will have the option to deliver cash or shares of our Class A common stock as described below. The ability to surrender notes for conversion will expire at the close of business on June 15, 2023.

      To exercise its conversion right, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

      The conversion date will be the date on which the note, the duly signed and completed notice of conversion and any endorsements or transfer documents or any funds for transfer or similar taxes that may be required as described above shall have been so delivered to the conversion agent. A holder delivering a note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Class A common stock upon conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Class A common stock in a name other than that of the holder of the note. Certificates representing shares of Class A common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid in full. Except as described below, no adjustment will be made upon conversion of any notes for interest or additional amounts, if any, accrued on such notes or for dividends on any Class A common stock issued. If notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such notes must be accompanied by funds equal to the interest and additional amounts, if any, payable on such succeeding interest payment date on the principal amount so converted.

      In lieu of delivery of shares of our Class A common stock upon notice of conversion of any notes, we may elect to pay holders surrendering notes an amount in cash per $1,000 principal amount per note equal to the average closing sale price of our Class A common stock for the five consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon any conversion thereafter, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our Class A common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “— Redemption of Notes at Our Option.” If we elect to deliver such payment in shares of our Class A common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay such payment in cash, the payment will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under “— Events of Default and Acceleration” below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, the indenture will not permit us to pay cash upon conversion of any notes (other than cash for fractional shares). For a discussion of the tax treatment of a holder receiving shares of our Class A common stock or cash upon surrendering notes for conversion, see “Certain United States Federal Income Tax Considerations.”

      The conversion price is subject to adjustment (under formulas set forth in the indenture) in certain events, including:

(i) the issuance of Class A common stock as a dividend or distribution on Class A common stock;

(ii) subdivisions, combinations or certain reclassifications of our Class A common stock;

(iii) distributions to all holders of our Class A common stock of certain rights to purchase our Class A common stock for a period expiring within 60 days of such distribution at less than the then current sale price; and

(iv) distributions to the holders of our Class A common stock of a portion of our assets (including shares of capital stock of a subsidiary) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the closing sale price of our Class A common stock on the day preceding the date of declaration of such dividend or other distribution).

      However, no adjustment to the conversion price need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

      In the event that we pay a dividend or make a distribution on shares of our Class A common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion price will be adjusted based on the market value of the securities so distributed relative to the market value of our Class A common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on, and including, the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

      In the event that we elect to pay a dividend or make a distribution to all holders of shares of our Class A common stock pursuant to clause (iii) or clause (iv) of the third preceding paragraph, which, in the case of clause (iv), has a per share value equal to more than 15% of the closing sale price of our shares of Class A common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the record date set for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

      If we are a party to an exchange offer, liquidation, tender offer, consolidation, reclassification or recapitalization or transfer of all or substantially all of our assets, the right to convert a note into Class A common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of us or another person which the holder would have received if the holder had converted the holder’s note immediately prior to the transaction.

      A “trading day” is any day on which the New York Stock Exchange is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

      In the event of a taxable distribution to holders of Class A common stock or any other transaction that results in an adjustment to the conversion price, the holders of notes may, under certain circumstances, be deemed to have received a distribution taxable under federal income tax laws as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our Class A common stock. We may, at our option, make such reductions in the conversion price as our board of directors deems advisable to avoid or diminish any potential income tax liability to the holders of our Class A common stock which may result from the absence of such adjustment. See “Certain United States Federal Income Tax Considerations.”

      In addition, we may from time to time (to the extent permitted by law) reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case we shall give at least 15 days’ notice of such decrease, if our board of directors has made a determination that such decrease would be in our best interests, which determination shall be conclusive.

      No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or carrying the right to purchase any of the foregoing.

Redemption of Notes at Our Option

      We may not redeem the notes at our option prior to June 18, 2006. If the closing sale price of our Class A common stock has exceeded 150% of the then applicable conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption, we may redeem for cash all or a portion of the notes at any time after June 18, 2006, but prior to June 18, 2010, by providing not less than 30 nor more than 60 days’ notice by mail to each registered holder of the notes to be redeemed, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date plus the “make whole” payment described below.

      The “make whole” payment shall be equal to the present value of all remaining scheduled payments of interest on the notes to be redeemed through and including June 15, 2010. The present value of the remaining interest payments will be computed using a discount rate equal to the Treasury Yield plus 25 basis points. “Treasury Yield” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the date fixed for conversion (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term to June 15, 2010; provided, however, that if the then remaining term to June 15, 2010 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one–twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term to June 15, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

      We must pay these “make whole” payments on all notes called for redemption pursuant to this section prior to June 18, 2010, including on any notes converted after the date we mail the applicable notice.

      If the closing sale price of our Class A common stock has exceeded 125% of the then applicable conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption, we may redeem for cash all or a portion of the notes at any time on or after June 18, 2010, but prior to June 18, 2013, by providing not less than 30 nor more than 60 days’ notice by mail to each registered holder of the notes to be redeemed, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

      On or after June 18, 2013, we may redeem for cash all or a portion of the notes at any time by providing not less than 30 nor more than 60 days’ notice by mail to each registered holder of the notes to be redeemed, at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

Selection and Notice

      If less than all the notes are to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not so listed, on a pro rata basis, by lot or by any other method that the trustee considers fair and appropriate. The trustee may select for redemption a portion of the principal of any note that has a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The trustee will make the selection from notes outstanding and not previously called for redemption; provided that if a portion of a holder’s notes are selected for partial redemption and such holder thereafter converts a portion of such notes, such converted portion will be deemed to be taken from the portion selected for redemption.

      Provisions of the indenture that apply to notes called for redemption also apply to portions of the notes called for redemption. If any note is to be redeemed in part, the notice of redemption will state the portion of the principal amount to be redeemed. In the event of any redemption of less than all the notes, we will not be required to:

•	issue or register the transfer or exchange of any note during a period of 15 days before any selection of such notes for redemption, or

•	register the transfer or exchange of any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part, in which case we will execute and the trustee will authenticate and deliver to the holder a new note equal in principal amount to the unredeemed portion of the note surrendered.

      On and after the redemption date, unless we default in the payment of the redemption price, interest and additional amounts, if any, will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set aside for payment. In the case of notes or portions of notes redeemed on a redemption date which is also a regularly scheduled interest payment date, the interest payment due on such date will be paid to the person in whose name the note is registered at the close of business on the relevant record date.

      The notes are not entitled to any sinking fund.

Repurchase at Option of the Holder

      Holders have the right to require us to repurchase the notes on June 15, 2013 and June 15, 2018. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time on the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the 3rd business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in such notice. Our repurchase obligation will be subject to certain additional conditions.

      The repurchase price payable for a note will be equal to 100% of the principal amount being repurchased plus accrued and unpaid interest and additional amounts, if any, on such notes to, but excluding, the repurchase date. We may, at our option, elect to pay the repurchase price in cash or in shares of our Class A common stock. For a discussion of the tax treatment of note holders receiving cash or shares of our Class A common stock, see “Certain United States Federal Income Tax Considerations.”

      If we elect to pay the repurchase price in shares of our Class A common stock, the number of shares to be delivered in exchange will be equal to the repurchase price divided by 97.5% of the average closing sale price of our Class A common stock for the twenty trading days ending on the third business day prior to the applicable repurchase date (appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion price with respect to our Class A common stock as described above). We will not, however, deliver fractional shares in repurchases using shares of our Class A common stock as consideration. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing sale price of our Class A common stock on the trading day immediately preceding the conversion date. Because the market price of our Class A common stock will be determined prior to the applicable repurchase date, note holders bear the market risk that our Class A common stock will decline in value between the date the market price is calculated and the repurchase date.

      The repurchase notice must state:

•	if certificated notes have been issued, the note certificate number(s) (or, if a holder’s notes are not certificated, such holder’s repurchase notice must comply with applicable procedures of The Depository Trust Company (“DTC”);

•	the portion of the principal amount of notes to be repurchased, which must be an integral multiple of $1,000; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

      Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate number(s) of the withdrawn notes (or, if a holder’s notes are not certificated, such holder’s withdrawal notice must comply with applicable procedures of DTC); and

•	the principal amount, if any, which remains subject to the repurchase notice.

      We must give notice of an upcoming repurchase date to all note holders not less than 30 business days prior to the repurchase date at their address shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

•	whether we will pay the repurchase price of the notes in cash or shares of our Class A common stock;

•	if we elect to pay the repurchase price in shares of our Class A common stock, the method by which we are required to calculate market price of the Class A common stock; and

•	the procedures that holders must follow to require us to repurchase their notes.

      Our right to repurchase notes with shares of our Class A common stock is subject to various conditions, including:

•	registration of the shares of our Class A common stock to be issued upon repurchase under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if required;

•	qualification or registration of the shares of our Class A common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of our Class A common stock on a United States national securities exchange or quotation on an inter-dealer quotation system of any registered United States national securities association.

      If these conditions are not satisfied by the repurchase date, we will pay the repurchase price of the notes to be repurchased in cash. We may not change the form of consideration to be paid for the notes once we have given the note holders the required notice, except as described in the preceding sentence.

      Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds shares of our Class A common stock or money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest and additional amounts, if applicable, will cease to accrue; and

•	all other rights of the holder will terminate.

      This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price in either shares of our Class A common stock or cash upon book-entry transfer or delivery of the note.

      Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See “Risk Factors — We may not have the financial resources to repurchase the notes upon the occurrence of a ‘fundamental change’ or at the option of a holder.”

      We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

Redemption at Option of the Holder Upon a Fundamental Change

      If we undergo fundamental change (as defined below) at any time prior to the maturity of the notes, holders may require us to redeem their notes for cash, in whole or in part, on a repurchase date set by us that is 30 days after the date of our notice of such fundamental change. The notes will be redeemable in principal amounts of $1,000 or integral multiples thereof.

      We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

      We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. The notice must describe the fundamental change, your right to elect repurchase of notes and the repurchase date. If a holder elects to have its notes redeemed, such holder must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, a redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

      A “fundamental change” is defined in the indenture as any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our Class A common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

      A fundamental change also occurs when any “person” or “group” (as such terms are used for purposes of Section 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than John W. Stanton, our Chairman and Chief Executive Officer, Theresa E. Gillespie, our Vice Chairman, and any person or group that includes or is an affiliate of either of them, is or becomes the “beneficial owner” (as that term is used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors.

      We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of a fundamental change.

      The right to require us to repurchase notes as a result of a fundamental change could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of us unless arrangements have been made to enable us to repurchase all the notes upon such fundamental change. Consequently, this right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by our board of directors or is favorable to the shareholders), the assumption of control by a holder of a large block of our shares or the removal of incumbent management. However, this fundamental change redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions.

      Except as described above with respect to a fundamental change, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar restructuring. Subject to the limitation on mergers and consolidations described below, we, our management or our subsidiaries could in the future enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of our assets, liquidation or similar transactions, that would not constitute a fundamental change under the indenture, but that would increase the amount of our indebtedness outstanding at such time or substantially reduce or eliminate our assets.

      Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. The terms of our Credit Facility and Senior Notes would currently prohibit us from repurchasing the notes under these circumstances. In addition, we may enter into debt agreements in the future which restrict or prohibit such repurchases or require us to pay such debt upon occurrence of a fundamental change. See “Risk Factors — We may not have the financial resources to repurchase the notes upon the occurrence of a ’fundamental change’ or at the option of a holder.”

Merger and Consolidation

      The indenture provides that we may not, in a single transaction or a series of related transactions, consolidate or merge with or into, or effect a share exchange with (whether or not we are the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions to another corporation, person or entity unless either:

•	we are the continuing corporation or any successor or purchaser is a corporation, partnership, limited liability corporation or trust organized under the laws of the United States, any state thereof or the District of Columbia and the successor or purchaser expressly assumes our obligations on the notes under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	in all cases, immediately after giving effect to the transaction, no default or event of default, and no event that, after notice or lapse of time or both, would become an event of default, under the indenture relating to the notes will have occurred and be continuing; and

•	if a supplemental indenture is to be executed, we have delivered to the trustee an officers’ certificate and an opinion of counsel stating compliance with these provisions.

      For purposes of the foregoing, the transfer (by lease, assignment, sale, conveyance or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more of our subsidiaries, the capital stock of which constitutes all or substantially all of our properties and assets at such time, will be deemed to be the transfer of all or substantially all of our properties and assets.

      Upon any such consolidation, merger, share exchange, sale, assignment, conveyance, lease, transfer or other disposition in accordance with the foregoing, the successor person formed by such consolidation or share exchange or into which we are merged or to which such sale, assignment, conveyance, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise our right and power, under the indenture with the same effect as if such successor had been named as us in the indenture, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the indenture and the notes.

Events of Default and Acceleration

      An event of default is defined in the indenture as being:

(i) default in payment of the principal of, or premium, if any, on the notes;

(ii) default for 30 days in payment of any installment of interest on or additional amounts, if any, with respect to the notes;

(iii) failure to comply with or observe in any material respect any other covenants or agreements in respect of the notes contained in the indenture or the notes for 60 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

(iv) default in the payment of the redemption price, repurchase price or fundamental change redemption price (including any accrued and unpaid interest or additional amounts) due with respect to the notes on the date for such payment;

(v) failure to provide timely notice of a fundamental change;

(vi) default by us or any of our restricted subsidiaries under the terms of any instrument evidencing or securing indebtedness having an outstanding principal amount in excess of $5.0 million individually or in the aggregate, which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay the principal of such indebtedness at maturity; or

(vii) certain events involving our or any of our restricted subsidiaries’ bankruptcy, insolvency or reorganization.

      If an event of default (other than an event of default specified in clause (vii) above with respect to us) occurs and is continuing, then and in every such case the trustee, by written notice to us, or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by written notice to us and the trustee, may declare the unpaid principal of, premium, if any, and accrued and unpaid interest and additional amounts, if any, on all the notes then outstanding to be due and payable. Upon such declaration, such principal amount, premium, if any, and accrued and unpaid interest and additional amounts, if any, will become immediately due and payable, notwithstanding anything contained in the indenture or the notes to the contrary. If any event of default specified in clause (vii) above occurs with respect to us, all unpaid principal of, premium, if any, and accrued and unpaid interest and additional amounts, if any, on the notes then outstanding will automatically become due and payable without any declaration or other act on the part of the trustee or any holder of notes.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee a security or an indemnity satisfactory to it against any cost, expense or liability. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. If a default or event of default occurs and is continuing and is known to the trustee, the indenture requires the trustee to mail a notice of default or event of default to each holder within 90 days of the occurrence of such default or event of default. However, the trustee may withhold from the holders notice of any continuing default or event of default (except a default or event of default in the payment of principal of, premium, if any, interest or additional amounts, if any, on the notes) if it determines in good faith that withholding notice is in their interest. The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all the notes, waive any past default or event of default under the indenture and its consequences, except default in the payment of principal of, premium, if any, or interest or additional amounts, if any, on the notes (other than the nonpayment of principal of, premium, if any, interest and additional amounts, if any, and interest on the notes that has become due solely by virtue of an acceleration that has been duly rescinded as provided above) or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of all holders of notes. No such rescission will affect any subsequent default or event of default or impair any right consequent thereto.

      A holder of notes may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of a continuing event of default on the notes;

•	the holders of at least 25% in principal amount of the outstanding notes make a written request to the trustee to pursue the remedy;

•	the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after the receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the notes do not give the trustee a direction inconsistent with the request.

      This provision, does not, however, affect the right of a holder of notes to sue for enforcement of the payment of the principal of, premium, if any, or interest or additional amounts, if any, on the holder’s note on or after the respective due dates expressed in its note or the holder’s right to convert its note in accordance with the indenture.

      Book-Entry; Delivery and Form; Global Note

      The notes are represented by a single, permanent global note in definitive, fully-registered form without interest coupons. The global note has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC. Investors hold their interests in the global note either directly through DTC if they are DTC participants or indirectly through organizations that are DTC participants.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (which we refer to as “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange,

Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      DTC credits, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. Ownership of beneficial interests in the global note is limited to participants or persons that may hold interests indirectly through participants. Ownership of beneficial interests in the global note are shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the owners of beneficial interests in the global note other than participants).

      So long as DTC or its nominee is the registered holder and owner of the global note, DTC or such nominee, as the case may be, will be considered the sole legal owner of the notes represented by the global note for all purposes under the indenture and the notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive notes in definitive form and will not be considered to be the owners or holders of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any actions that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and that participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

      Payments of the principal of, premium, if any, and interest and additional amounts, if any, on the notes represented by the global note registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

      We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest or additional amounts, if any, in respect of the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for accounts of customers registered in the names of nominees for such customers. Such payments, however, will be the responsibility of such participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global note.

      Unless and until it is exchanged in whole or in part for notes in definitive form, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global note is credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC will exchange the global note for notes in definitive form, which it will distribute to its participants. These notes in definitive form will be subject to certain restrictions on registration of transfers described under “Notice to Investors” and will bear the legend set forth thereunder.

      If DTC is at any time unwilling or unable to continue as a depositary for the global note, or if DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days or we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary), we will issue notes in fully registered, definitive form in exchange for the global note. Such notes in definitive form will be subject to certain restrictions on registration of transfers described under “Notice to Investors” and will bear the legend set forth thereunder.

Registration Rights

      On June 11, 2003, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we are required to keep a shelf registration statement continuously effective under the Securities Act until the earliest of:

•	June 17, 2005;

•	the date as of which all the notes or shares of Class A common stock issuable upon their conversion have been sold under Rule 144 under the Securities Act (or any similar provision);

•	the date as of which all the notes or shares of Class A common stock issuable upon their conversion have been sold pursuant to the shelf registration statement; and

•	the date on which the notes or shares of Class A common stock issuable upon their conversion may be sold by non-affiliates of us pursuant to paragraph (k) of Rule 144 under the Securities Act (or any successor provision).

      We are permitted to suspend the use of the prospectus under certain circumstances relating to corporate developments, public filings with the Securities and Exchange Commission and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any twelve-month period. We agreed to pay predetermined additional amounts as described herein (“additional amounts”) to holders of the notes and holders of shares of Class A common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted above.

      Such additional amounts will accrue until such unavailability is cured in respect of any notes at a rate equal to:

•	0.25 percent (or 25 basis points) per annum per $1,000 principal amount of notes or $0.03864 per annum per share of our Class A common stock (subject to adjustment in the event of a stock split, stock recombination, stock dividend and the like) for the first 90 days during which a registration default has occurred and is continuing; and

•	0.50 percent (or 50 basis points) per annum per $1,000 principal amount of notes or $0.07728 per annum per share of our Class A common stock (subject to adjustment as set forth above) for any additional days during which such registration default has occurred and is continuing.

      So long as the unavailability continues, we will pay additional amounts in cash on June 15 and December 15 of each year to the holders of record of the notes or shares of Class A common stock on the immediately preceding June 1 and December 1. When such registration default is cured, accrued and unpaid additional amounts will be paid in cash to the record holder on the immediately following June 1 or December 1.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes in a manner adverse to the holders;

•	reduce the applicable redemption price, repurchase price or fundamental change redemption price due with respect to any note;

•	reduce the rate of or change the time for payment of interest on any notes;

•	waive a default or event of default in the payment of principal of or premium, if any, interest or additional amounts, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•	make any note payable in money or securities other than that stated in the indenture and the notes;

•	make any change in the provisions of the indenture relating to the rights of holders of notes to receive payments of principal of, premium, if any, interest or additional amounts, if any, on the notes;

•	waive a fundamental change with respect to any note;

•	except as permitted by the indenture, increase the conversion price or modify the provisions of the indenture relating to conversion of the notes in a manner adverse to the holders; or

•	make any change to the abilities of holders of notes to enforce their rights under the indenture or the foregoing provisions or this provision.

      Notwithstanding the foregoing, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture or the notes to:

•	cure any ambiguity, defect or inconsistency or make any other changes in the provisions of the indenture which we and the trustee may deem necessary or desirable, provided such amendment does not materially and adversely affect the rights of holders of the notes;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•	provide for the assumption of our obligations to holders of notes in the circumstances required under the indenture as described under “— Merger and Consolidation”;

•	provide for conversion rights of holders of notes in certain events such as our consolidation or merger or the sale of all or substantially all of our assets;

•	reduce the conversion price;

•	evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	in exchange for holders agreeing to waive their right to require us to purchase all or a portion of their notes on a specified date, to add additional dates on which holders may require us to purchase all or a portion of their notes and to pay such holders additional cash payments in connection therewith;

•	make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

•	comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Satisfaction and Discharge

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, repurchase date or fundamental change purchase date or otherwise, cash or shares of Class A common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Governing Law

      The indenture provides that the notes are governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws principles thereof.

Form, Exchange, Registration and Transfer

      We issued the notes in registered form, without interest coupons. Notes may be presented for conversion at the office of the conversion agent and for replacement, exchange or registration of transfer at the office of the registrar. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

      The trustee will initially act as paying agent, conversion agent and registrar. We may change the paying agent, conversion agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent, conversion agent or registrar. We are required to maintain an office or agency for transfer and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

      The registered holder of a note will be treated as the owner of it for all purposes. See “— Book-Entry; Delivery and Form; Global Note.”

Reports

      Whether or not required by the rules and regulations of the Securities and Exchange Commission, so long as any notes are outstanding, we will file with the Securities and Exchange Commission and furnish to the trustee and the holders of notes all quarterly and annual financial information (without exhibits) required to be contained in a filing on Forms 10-Q and 10-K, respectively, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors. We are not required to file any report or other information with the Securities and Exchange Commission if it does not permit such filing.

The Trustee

      The Bank of New York is the trustee, registrar, paying agent, conversion agent and calculation agent under the indenture for the notes.

      The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee security and indemnity satisfactory to it.

      The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. The Bank of New York is currently serving as the trustee under other indentures governing our debt issuances. Pursuant to the Trust Indenture Act of 1939, should a default occur with respect to the notes, the trustee would be required to eliminate any conflicting interest as defined in the Trust Indenture Act or resign as trustee with respect to the notes within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

No Recourse Against Others

      None of our directors, officers, employees, shareholders or affiliates, as such, shall have any liability or any obligations under the notes or the indenture or for any claim based on, in respect of or by reason of such obligations or the creation of such obligations. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the notes.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 300,000,000 shares of Class A common stock and Class B common stock, no par value, and 50,000,000 shares of preferred stock, no par value. As of June 30, 2003, there were 72,496,211 shares of Class A common stock issued and outstanding held by 194 holders of record, 6,792,721 shares of Class B common stock issued and outstanding held by 44 holders of record and no shares of preferred stock outstanding.

Terms of the Common Stock

      Other than with respect to voting rights, the Class A and Class B common stock have identical rights. The Class A common stock has one vote per share and the Class B common stock has ten votes per share. Shares of Class B common stock generally convert automatically into shares of Class A common stock on a share-for-share basis immediately upon any transfer of the Class B common stock other than a transfer from an original holder of Class B common stock to certain affiliates of such holder.

      Holders of our classes of common stock have no cumulative voting rights and no preemptive, subscription or sinking fund rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our classes of common stock will be entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our classes of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference to any then outstanding preferred stock.

      Our articles of incorporation permit the redemption of our classes of common stock from shareholders where necessary to protect our regulatory licenses.

Certain Provisions of Our Articles of Incorporation and Bylaws Affecting Shareholders

Special Meetings Of Shareholders; Shareholder Action By Written Consent

      Our bylaws provide that any action required or permitted to be taken by our shareholders may be effected at a duly called annual or special meeting of shareholders or by unanimous consent in writing. Additionally, our articles of incorporation and bylaws provide that special meetings of shareholders may be called only by a majority of the board of directors or an authorized committee thereof.

Advance Notice Requirements For Shareholder Proposals And Director Nominations

      Our bylaws provide that shareholders seeking to bring business before or to nominate directors at any meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than (i) with respect to an annual meeting, 120 calendar days in advance of the one-year anniversary of the date that our proxy statement was released to shareholders in connection with the previous year’s annual meeting, except that if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy statement, we must receive such notice a reasonable time before our proxy statement is to be released and (ii) with respect to a special meeting of shareholders, a reasonable time before our proxy statement is to be released. Our bylaws also specify certain requirements for a shareholder’s notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders or from making nominations for directors.

Director And Officer Indemnification

      The Washington Business Corporation Act provides that a Washington corporation may include provisions in its articles of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty except liability for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Corporation Act (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled. Our articles of incorporation include such provisions. Our articles of incorporation and bylaws provide that we shall, to the fullest extent permitted by the Washington Business Corporation Act, as amended from time to time, indemnify and advance expenses to each of our currently acting and former directors and officers, and may so indemnify and advance expenses to each of our current and former employees and agents, subject to certain exceptions in the bylaws. We believe the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. We have entered into separate indemnification agreements with certain of our directors and executive officers in order to effectuate such provisions.

Provisions Affecting Acquisitions And Business Combinations

      Section 23B.19 of the Washington Business Corporation Act, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” (such as a merger or sale of assets) with an “acquiring person” who acquires more than 10% of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction or such acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date the “acquiring person” becomes an “acquiring person” for purposes of Section 23B.19. Our articles of incorporation provide that we will be subject to such prohibitions and shall remain subject to such prohibitions even if they are ever repealed. Because each of our shareholders who beneficially own 10% or more of our outstanding voting securities as of the date of this prospectus acquired their shares prior to our initial public offering, none of them will be deemed to be an “acquiring person” for the purposes of these prohibitions.

Transfer Agent And Registrar

      Our transfer agent and registrar for our Class A common stock is Mellon Investor Services LLC, New York, New York.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary discusses the material United States federal income tax considerations relating to the purchase, ownership, and disposition of the notes and shares of common stock into which the notes may be converted. The summary deals only with notes and shares of common stock held as capital assets. Additionally, the summary does not deal with special situations. For example, the summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, or insurance companies;

•	tax consequences to persons holding notes or shares of common stock as part of a hedging, integrated, constructive sale, or conversation transaction or a straddle;

•	tax consequences to United States Holders (as defined below) of notes or shares of common stock whose “functional currency” is not the United States dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local, or foreign tax consequences.

      The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings, and judicial decisions as of the date hereof. Any of these authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those discussed below.

      If a partnership holds our notes or shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or shares of common stock, you should consult your tax advisor.

      This summary is for general information only and is not tax advice. There can be no assurance that the Internal Revenue Service (“IRS”) will agree with the statements and conclusions in the summary. Accordingly, if you are considering the purchase of notes or shares of common stock underlying the notes, you should consult your own tax advisors concerning the United States federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign, or other taxing jurisdiction.

Characterization of the Notes

      We intend to treat the notes as indebtedness for United States federal income tax purposes. Such characterization is binding on us, but not on the IRS or any court, and it also is binding on each holder except in circumstances where the holder makes adequate disclosure on its United States federal income tax return in support of a different position claimed on such return.

Considerations for United States Holders

      The following is a summary of United States federal income tax considerations if you are a United States Holder of notes or shares of common stock into which the notes may be converted. Certain considerations for “Non-United States Holders” of notes or shares of common stock are described under “Considerations for Non-United States Holders” below. “United States Holder” means a beneficial owner of a note or shares of common stock that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Interest Payments on the Notes

      Interest paid on the notes will generally be taxable to a United States Holder as ordinary interest income when received or accrued, in accordance with the holder’s method of tax accounting. As more fully described under “Description of Notes — Registration Rights,” we will be obligated to pay additional amounts on the notes in specified circumstances related to a failure to file an effective registration statement for the notes. We intend to take the position that a United States Holder should be required to report any payment of such additional amounts as ordinary income at the time it accrues or is received, in accordance with the holder’s method of tax accounting. It is possible, however, that the IRS may take a different position, in which case the timing, character, and amount of income to you with respect to the notes may be materially different.

Market Discount

      If you purchase a note at a price that is lower than the note’s remaining redemption amount, by 0.25% or more of the remaining redemption amount multiplied by the number of remaining whole years to maturity, the note will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the note. In general, market discount will be treated as accruing ratably over the term of the note, or, at your election, under a constant yield method.

      You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS.

Premium

      If you purchase a note at a cost greater than the note’s remaining redemption amount (that is, the total of all future payments to be made on the note other than payments of stated interest), you will be considered to have purchased the note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the note. Amortizable premium will not include any premium attributable to a note’s conversion feature. The premium attributable to the conversion feature generally is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were not a conversion feature. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium, you will be required to reduce your tax basis in the note by the amount of the premium amortized during your holding period. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the note. Therefore, if you do not elect to amortize premium and you hold the note to maturity, you generally will be required to treat the premium as capital loss when the note matures.

Exchange of Notes into Common Stock or Cash

      You will generally not recognize gain or loss on the exchange of your notes into common stock upon conversion or repurchase, except to the extent of (i) any cash or common stock received that is attributable to accrued interest not previously included in income, which will be treated as ordinary interest income, and

(ii) any cash received in lieu of a fractional share. If you receive solely cash in exchange for your notes upon conversion or repurchase, your gain or loss will be determined in the same manner as if you disposed of the note in a taxable disposition, as described below under “— Sale, Exchange, Redemption, or Other Taxable Disposition of Notes or Common Stock.” The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share.

      The tax basis of the shares of common stock received upon a conversion or repurchase will generally equal the tax basis of the note that was converted or repurchased (excluding the portion of the tax basis that is allocable to any fractional share). Your holding period for the shares of common stock generally will include the period during which you held the notes. The tax basis of any common stock that is attributable to accrued interest not previously included in income will generally the amount of such accrued interest, and the holding period for such stock will generally begin on the day after the conversion or repurchase.

Dividends on Common Stock

      Distributions, if any, on common stock will constitute dividends for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that a United States Holder receives a distribution on common stock that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital reducing the holder’s tax basis in the common stock. Any distribution in excess of the United States Holder’s tax basis in the common stock will be treated as capital gain. Dividends paid to an individual United States Holder before 2009 that constitute qualified dividend income will be taxable at preferential rates.

Constructive Dividends

      The conversion ratio of the notes will be adjusted in certain circumstances. Under section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed above under “— Dividends on Common Stock.”

Sale, Exchange, Redemption, or Other Taxable Disposition of Notes or Common Stock

      Except as provided above under “— Exchange of Notes into Common Stock or Cash,” a United States Holder of notes will generally recognize gain or loss upon the sale, exchange, redemption, or other taxable disposition of the notes measured by the difference between (x) the amount of cash and the fair market value of any property received, except to the extent attributable to accrued interest that has not yet been included in income (which will be treated as ordinary interest income), and (y) the United States Holder’s tax basis in the notes. Initially, a United States Holder’s tax basis in notes generally will be the cost of the notes to the holder. The holder’s basis will increase by any amounts required to be included in income by the holder under the market discount rules and will decrease by the amount of any amortized premium.

      In general, each United States Holder of common stock into which the notes have been converted will recognize gain or loss upon the sale, exchange, redemption, or other taxable disposition of the common stock under rules similar to those applicable to the notes. Special rules may apply to redemptions of the common stock, however, which may result in an amount paid being treated in whole or in part as a dividend.

      Gain or loss on the disposition of the notes or shares of common stock will be capital gain or loss and will be long-term capital gain or loss if the holding period of the notes or the common stock disposed of exceeded one year. Net long-term capital gain realized by individuals and other United States Holders is generally taxable at a maximum rate of 15%. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Considerations for Non-United States Holders

      The following is a summary of United States federal income tax considerations if you are a non-United States holder of notes or shares of common stock. The term “Non-United States Holder” means a beneficial owner of a note or share of common stock that is not a United States Holder. Special rules may apply to certain Non-United States Holders such as “controlled foreign corporations,” “passive foreign investment companies,” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local, and other tax consequences that may be relevant to them.

Interest Payments on the Notes

      Under the “portfolio interest” rule, the 30% United States federal withholding tax will not apply to any payment to you of principal or interest on a note, provided that:

•	You do not own, actually or constructively, 10% or more of the total combined voting power of all of our classes of stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	You are not a controlled foreign corporation that is related to us, actually or constructively, through stock ownership;

•	You are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	(a) you provide your name and address, and certify under penalties of perjury, that you are not a United States person, which certification may be made on IRS Form W-8BEN (or successor form), or (b) you hold your notes through certain foreign intermediaries or certain foreign partnerships, and you satisfy the certification requirements of the applicable Treasury regulations. Special rules apply to Non-United States Holders that are pass-through entities rather than corporations or individuals.

      If you cannot satisfy the requirements summarized above, payments of interest will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (x) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (y) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

      If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business, you will generally be subject to United States federal income tax on that interest on a net income basis, although exempt from the 30% withholding tax described above, generally in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30%, or lower applicable income tax treaty rate, of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Dividends on Common Stock

      Any dividends paid to you with respect to the shares of common stock, and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion (see “— Considerations for United States Holders — Constructive Dividends”), will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States or, where an applicable tax treaty so provides, are attributable to a United States permanent establishment, generally are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A Non-United States Holder of shares of common stock that wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange, Redemption, or Other Taxable Disposition of Notes or Common Stock

      Any gain realized upon the sale, exchange, redemption, or other taxable disposition of a note (other than any amount attributable to accrued interest not previously included in income) or share of common stock generally will not be subject to United States federal income tax unless (a) that gain is effectively connected with your conduct of a trade or business in the United States, (b) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

      An individual Non-United States Holder described in clause (a) above will be subject to United States federal income tax on the net gain derived from sale. An individual Non-United States Holder described in clause (b) above will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States–source capital loses, even though the Non-United States Holder is not considered a resident of the United States. A Non-United States Holder that is a foreign corporation and is described in clause (a) above will be subject to tax on gain at regular graduated United States federal income tax rates, and, in addition, may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      We believe that we are not, and we do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

United States Federal Estate Tax

      Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you is eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest” rule described above under “— Considerations for Non–United States Holders — Interest Payments on the Notes” without regard to the statement requirement described in the last bullet point and, at the time of your death, payments with respect to the notes would not be effectively connected with your conduct of a trade or business in the United States. Shares of common stock held by you at the time of your death will be included in your gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      Generally, we must report to the IRS and to you in information returns the amount of interest and dividends paid to you and the amount of tax, if any, withheld from those payments. Under the provisions of an applicable income tax treaty, copies of those information returns may be made available to the tax authorities of the country where you reside.

      In general, you will not be subject to backup withholding with respect to payments that we make to you provided that (a) we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, that is not an exempt recipient, and (b) you have provided the statement described above in the last bullet point under “— Considerations for Non-United States Holders — Interest Payments on the Notes.” If you are a United States person, you generally will not be subject to backup withholding if you provide us with a taxpayer identification number and other information, certified under penalties of perjury, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding.

      Information reporting and, depending on the circumstances, backup withholding at a rate of 28% (subject to future adjustment under applicable law) will apply with respect to the proceeds of the sale or other disposition of a note or common stock within the United States or conducted through certain United States-related financial intermediaries, unless (a) the payor of the proceeds receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, that is not an exempt recipient; (b) you provide the payor with a taxpayer identification number and other information, certified under penalties of perjury, or (c) you otherwise establish, in the manner prescribed by law, an exemption from backup withholding.

      Backup withholding is not an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

      The notes and the underlying shares of common stock are being registered to permit public secondary trading of these securities by holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the notes or the underlying shares of Class A common stock offered by this prospectus. The notes and the underlying shares of Class A common stock may be sold from time to time to purchasers:

•	directly by the security holders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes or the underlying shares of Class A common stock.

      Unless otherwise permitted by law, if the notes or the underlying shares of Class A common stock are to be sold by pledgees, donees or transferees of, or other successors in interest to, the selling security holders, then we must distribute a prospectus supplement under Rule 424(b)(3) and/or an amendment to the registration statement of which this prospectus is a part or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgees, transferees or other successors in interest as selling security holders under this prospectus.

      The selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying shares of Class A common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the underlying shares of Class A common stock by selling security holders and any discounts, commissions or concessions received by any such underwriters, broker–dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holders were deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the notes and the underlying shares of Class A common stock are sold through underwriters, broker-dealers or agents, the selling security holders will be responsible for any applicable discounts or commissions.

      The notes and the underlying shares of Class A common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and the underlying shares of Class A common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the shares of Class A common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

      In connection with the sales of the notes and the underlying shares of Class A common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying shares of Class A common stock in the course of hedging their positions. The selling security holders may also sell the notes and the underlying shares of Class A common stock short and deliver notes and the underlying shares of Class A common stock to close out short positions, or loan or pledge notes and the underlying shares of Class A common stock to broker-dealers that, in turn, may sell the notes and the underlying shares of Class A common stock.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying shares of Class A common stock by the selling security holders. Selling security holders may decide not to sell all or a portion of the notes and the underlying shares of Class A common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying shares of Class A common stock under this prospectus. In addition, any selling security holder may transfer, devise or give the notes and the underlying shares of Class A common stock by other means not described in this prospectus. Any notes or the underlying shares of Class A common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act may be sold under Rule 144, Rule 144A or Regulation S under the Securities Act rather than pursuant to this prospectus.

      Our Class A common stock is listed on the Nasdaq National Market under the symbol “WWCA.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq.

      In order to comply with the securities laws of some states, if applicable, the notes and the underlying shares of Class A common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

      The selling security holders and any other persons participating in the distribution of the notes or the underlying shares of Class A common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of bids and purchases of any of the notes and the underlying shares of Class A common stock by the selling security holders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of Class A common stock to engage in market–making activities with respect to the particular notes and the underlying shares of Class A common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying shares of Class A common stock and the ability to engage in market–making activities with respect to the notes and the underlying shares of Class A common stock.

      Under the registration rights agreement, we and the selling security holders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying shares of Class A common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

      Legal matters with respect to the validity of the securities being offered hereby will be passed upon for us by Friedman Kaplan Seiler & Adelman LLP, New York, New York and Preston Gates & Ellis LLP, Seattle, Washington. Friedman Kaplan Seiler & Adelman LLP will rely on Preston Gates & Ellis LLP with respect to matters of Washington law. Certain members of Friedman Kaplan Seiler & Adelman LLP own shares of our Class A and Class B common stock. Attorneys who are partners or employed by Preston Gates & Ellis LLP who have provided advice with respect to this matter own shares of our Class A common stock. Certain other legal matters will be passed upon for us by our special tax counsel, Jones Day, Washington, D.C.

EXPERTS

      The consolidated financial statements as of December 31, 2002 and 2001 and for the years then ended incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      Our consolidated financial statements as of December 31, 2000 and for the year then ended incorporated by reference into this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in the registration statement of which this prospectus forms a part as having certified our consolidated financial statements for the year ended December 31, 2000 as required by Section 7 of the Securities Act, and we have dispensed with the requirement to file its consent in reliance on Rule 437a promulgated under the Securities Act. As a result, your ability to assert claims against Arthur Andersen LLP may be limited. Since we have not been able to obtain the written consent of Arthur Andersen LLP, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings are also available on the Securities and Exchange Commission’s website on the Internet at http://www.sec.gov.

      This prospectus constitutes part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission under the Securities Act. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, DC.

      Statements contained in this prospectus, in any prospectus supplement or in any document incorporated by reference herein as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to, or incorporated by reference in, the registration statement, each statement being qualified in all respects by such reference.

      We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable supplement to this prospectus or any document we subsequently file with the Securities and Exchange Commission that is incorporated by reference into this prospectus. Likewise, any statement in this prospectus or any document which is incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable supplement to this prospectus or any document that we subsequently file with the Securities and Exchange Commission that is incorporated by reference herein modifies or supersedes that statement. We incorporate by reference the following documents that we have previously filed with the Securities and Exchange Commission, File No. 000-28160 (other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2003 (as amended on Form 10-Q/A filed on September 11, 2003) and June 30, 2003 (as amended on Form 10-Q/A filed on September 11, 2003);

•	Current Reports on Form 8-K filed February 14, 2003, March 28, 2003, April 14, 2003, May 1, 2003 (as amended on May 2, 2003), June 4, 2003, June 6, 2003, June 16, 2003, June 25, 2003, July 8, 2003, July 9, 2003 (2 Reports), July 11, 2003, August 4, 2003 (as amended on August 7, 2003), and September 11, 2003 (2 Reports) (except, in each case, information furnished pursuant to Item 9 of Form 8-K and any related exhibits); and

•	Description of our capital stock set forth in our Form 8-A dated April 8, 1996.

      We also are incorporating by reference all future reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the completion of the offering of the securities made hereby (other than information in such documents that is deemed not to be filed).

      We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of that person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus other than exhibits to those documents, unless the exhibits are also specifically incorporated by reference herein. Requests for copies should be directed to Western Wireless Corporation, 3650 131st Avenue S.E., Bellevue, Washington 98006, Attention: Investor Relations, (425) 586-8700.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses payable by the registrant in connection with the sale and distribution of the securities offered hereby. No portion of these expenses will be paid by the selling shareholders. All amounts are estimates except the Securities and Exchange Commission registration fee.

Registration Fee	$9,303.50
Nasdaq Filing Fee(1)	22,500.00
Legal Fees and Expenses	50,000.00
Accounting Fees and Expenses	50,000.00
Printing Fees and Expenses	25,000.00
Trustee’s, Transfer Agent’s and Registrar’s Fees and Expenses	25,000.00
Miscellaneous	25,000.00

Total	$206,803.50

(1)	Nasdaq National Market bills companies for the listing of additional shares on a quarterly basis, and the amount billed is determined by the change in the issuer’s total shares outstanding from one quarter to the next. The total amount billable in one quarter is capped at $22,500. Since all of the notes are convertible on the same basis, solely for the purpose of estimating the expenses payable by the registrant in connection with the issuance and distribution of the notes and the underlying shares of Class A common stock, the registrant has assumed the conversion of all notes into shares of Class A common stock during one quarter.

Item 15.	Indemnification of Directors and Officers

      Section 23B.08.510 of the Washington Business Corporation Act authorizes Washington corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Company’s Amended and Restated Articles of Incorporation and Bylaws require indemnification of the Company’s officers and directors to the fullest extent permitted by Washington law. The Company also maintains directors’ and officers’ liability insurance.

      The Company’s By-laws and Amended and Restated Articles of Incorporation provide that the Company shall, to the full extent permitted by the Washington Business Corporation Act of the State of Washington, as amended from time to time, indemnify all directors and officers of the Company and advance expenses to each of our currently acting and former directors, subject to certain exceptions in the By-laws. In addition, the Company’s Amended and Restated Articles of Incorporation contain a provision eliminating the personal liability of directors to the Company or its shareholders for monetary damages arising out of a breach of fiduciary duty. Under Washington law, this provision eliminates the liability of a director for breach of fiduciary duty but does not eliminate the personal liability of any director for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Corporation Act (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled.

      The Company has entered into separate indemnification agreements with certain of its directors and executive officers.

Item 16.	Exhibits

      The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 1(i) and 1(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S–3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on September 11, 2003.

WESTERN WIRELESS CORPORATION

By:	/s/ JOHN W. STANTON

John W. Stanton
Chairman of the Board and
Chief Executive Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints John W. Stanton and Jeffery A. Christianson, and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys–in–fact and agents, the full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN W. STANTON John W. Stanton	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 11, 2003

/s/ THERESA E. GILLESPIE Theresa E. Gillespie	Vice Chairman and a Director	September 11, 2003

/s/ MIKAL J. THOMSEN Mikal J. Thomsen	President and Director	September 11, 2003

/s/ M. WAYNE WISEHART M. Wayne Wisehart	Executive Vice President and Chief Financial Officer	September 11, 2003

/s/ SCOTT A. SOLEY Scott A. Soley	Vice President and Controller (Chief Accounting Officer)	September 11, 2003

/s/ JOHN L. BUNCE, JR. John L. Bunce Jr.	Director	September 11, 2003

Signature	Title	Date

/s/ MITCHELL R. COHEN Mitchell R. Cohen	Director	September 11, 2003

/s/ DANIEL J. EVANS Daniel J. Evans	Director	September 11, 2003

/s/ JONATHAN M. NELSON Jonathan M. Nelson	Director	September 11, 2003

/s/ PETER H. VAN OPPEN Peter H. van Oppen	Director	September 11, 2003

EXHIBIT INDEX

Exhibit
No.	Description

4.1	Amended and Restated Articles of Incorporation of the Company, incorporated herein by reference from Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Commission File No. 333-2432).
4.2	Bylaws of the Company, incorporated herein by reference from Exhibit 3.2 to the Company’s Registration Statement on Form S-1 (Commission File No. 333-2432).
4.3	Indenture, dated as of June 11, 2003, between the Company and The Bank of New York
4.4	Registration Rights Agreement, dated as of June 11, 2003, by and among the Company, Citigroup Global Markets Inc., JP Morgan Securities Inc. and Wachovia Securities, Inc.
4.5	Form of 4.625% Convertible Subordinated Notes due 2023 (included in Exhibit 4.3)
5.1	Opinion of Friedman Kaplan Seiler & Adelman LLP
5.2	Opinion of Preston Gates & Ellis LLP
8.1	Opinion of Jones Day
12.1	Computation of Ratio of Earnings to Fixed Charges, incorporated herein by reference from Exhibit 12.1 to the Company’s Form 10-Q/A for the fiscal quarter end June 30, 2003 filed on September 11, 2003.
23.1	Consent of Friedman Kaplan Seiler & Adelman LLP (included in its opinion filed as Exhibit 5.1)
23.2	Consent of Preston Gates & Ellis LLP (included in its opinion filed as Exhibit 5.2).
23.3	Consent of Independent Accountants (PricewaterhouseCoopers LLP).
23.4	Consent of Jones Day (included in its opinion filed as Exhibit 8.1)
24	Powers of Attorney (included on signature page hereof)
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Trustee under the Indenture.